SHINSEI BANK

株式会社新生銀行
〒100-8501 東京都千代田区内幸町2-1-8
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan

File No. 82-34775

November 15, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated October 4, 2005 (Attached hereto as Exhibit A-1)
(2) Press release dated October 7, 2005 (Attached hereto as Exhibit A-2)
(3) Press release dated October 18, 2005 (Attached hereto as Exhibit A-3)
(4) Press release dated October 20, 2005 (Attached hereto as Exhibit A-4)
(5) Press release dated October 21, 2005 (Attached hereto as Exhibit A-5)
(6) Press release dated November 1, 2005 (Attached hereto as Exhibit A-6)
(7) Press release dated November 2, 2005 (Attached hereto as Exhibit A-7)
(8) Press release dated November 7, 2005 (Attached hereto as Exhibit A-8)
(9) Press release dated November 8, 2005 (Attached hereto as Exhibit A-9)
(10) Press release dated November 8, 2005 (Attached hereto as Exhibit A-10)

B. Japanese Language Documents

(1) Press release dated October 4, 2005
(English Translation attached hereto as Exhibit B-1, the same as A-1)
(2) Press release dated October 7, 2005
(English Translation attached hereto as Exhibit B-2, the same as A-2)
(3) Press release dated October 18, 2005
(English Translation attached hereto as Exhibit B-3, the same as A-3)
(4) Press release dated October 20, 2005
(English Translation attached hereto as Exhibit B-4, the same as A-4)
(5) Press release dated October 21, 2005
(English Translation attached hereto as Exhibit B-5, the same as A-5)
(6) Press release dated November 1, 2005
(English Translation attached hereto as Exhibit B-6, the same as A-6)
(7) Press release dated November 2, 2005
(English Translation attached hereto as Exhibit B-7, the same as A-7)

dlw 11/30

(8) Press release dated November 7, 2005

(English Translation attached hereto as Exhibit B-8, the same as A-8)

(9) Press release dated November 8, 2005

(English Translation attached hereto as Exhibit B-9, the same as A-9)

(10) Press release dated November 8, 2005

(English Translation attached hereto as Exhibit B-10, the same as A-10)

C. Japanese Language Documents

Brief descriptions of the documents for which no English language version has been prepared are set forth in Annex A hereto.

Very truly yours,

Shinsei Bank, Limited

By ______________________

Name: Kazumi Kojima

Title: General Manager
Corporate Communications Division

Exhibit A-1

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Change

Tokyo (Tuesday, October 4, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational change:

1. Organizational Change

The Credit Risk Division, which currently belongs to the Institutional Banking Group, shall be transferred to the Risk Management Group.

2. Effective Date

October 11, 2005

3. Organization Chart

Please see attached.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303 TSE First Section)

Announcement of APLUS's Intention to Become Sponsor of Zen-Nichi Shinpan

Tokyo (Friday, October 7, 2005) – APLUS Co., Ltd ("APLUS"), consolidated subsidiary of Shinsei Bank, Limited ("Shinsei Bank"), today announced that the Board of Directors resolved to become sponsor of Zen-Nichi Shinpan Co., Ltd. ("Zen-Nichi Shinpan"), which has initiated the private reorganization based on the "private reorganization guideline" on September 22, 2005.

Shinsei Bank's consumer and commercial finance business, one of the Shinsei's three key business lines, will benefit from this expansion, on the event of APLUS becoming the sponsor of Zen-Nichi Shinpan, which has strong presence in the Chugoku and Shikoku region.

The transaction is subject to the agreement on the restructuring plan by the creditors such as the financial institutions, the signing of a definitive agreement and certain other conditions.

Profile of Zen-Nichi Shinpan

Company Name	Zen-Nichi Shinpan Co., Ltd.
President	Toshikazu Hirata
Address	1-1-4, Marunouchi, Okayama-Shi, Okayama
Establishment	April 1957
Paid in Capital	300 million yen
Total Assets	91.7 billion yen (as of March 2005)
Operating Income	11.0 billion yen (fiscal year ended Mach 2005)
Operating Profit	0.4 billion yen (fiscal year ended Mach 2005)
Number of Employees	307 (as of March 2005)
Number of branches	12 branches, 5 sales offices, 3 loan plaza
Major Business	Shopping credit business, Credit card business, Guarantee business

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Conditions of Shinsei Bank Unsecured Subordinated Bonds – Second Series

Tokyo (Tuesday, October 18, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the conditions of Shinsei Bank Unsecured Subordinated Bonds - Second Series as follows:

1.	Name of Bonds	:	Shinsei Bank, Limited Unsecured Subordinated Bonds-Second Series
2.	Aggregate amount of the Bonds	:	50 billion yen
3.	Amount of each Bond	:	Single denomination of 100 million yen
4.	Form of each Bond	:	Only in bearer form with interest coupons
5.	Interest rate	:	2.01 % per annum
6.	Issue price	:	100 yen for the nominal amount of 100 yen
7.	Redemption amount	:	100 yen for the nominal amount of 100 yen
8.	Collateral/ Guarantee	:	No Collateral or guarantee has been provided on the Bonds
9.	Term	:	10 Years (bullet)
10.	Maturity date	:	October 30, 2015
11.	Interest payment date	:	April 30 and October 31 of each year
12.	Offering date	:	October 18, 2005
13.	Method of offering	:	Domestic offering
14.	Closing date	:	October 31, 2005
15.	Lead managers	:	Nomura Securities Co., Ltd., Morgan Stanley Japan Limited Tokyo Branch, Shinsei Securities Co., Ltd.
16.	Co-managers	:	Daiwa Securities SMBC Co. Ltd., Deutsche Securities Limited Tokyo Branch, Goldman Sachs (Japan) Ltd. Tokyo Branch, J. P. Morgan Securities Asia Private Limited Tokyo Branch, Nikko Citigroup Limited
17.	Registrar	:	Shinsei Bank, Limited
18.	Rating	:	BBB+ (R&I)

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Attention: This document is a press release for the public regarding the above bonds issuance and not for solicitation on investment.

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Add Hong Kong and Singapore Dollar Deposit Products

Tokyo (Friday, October 21, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that the Bank will install Hong Kong dollar from October 21, and Singapore dollar from October 24, to foreign currency savings account in *"PowerFlex"* account.

By installing Asian Zone currencies, Hong Kong dollar and Singapore dollar, in addition to existing available six foreign currencies (US dollar, Euro, Canadian dollar, Australian dollar, New Zealand dollar and British pound sterling) the Bank is able to offer wide range of currency selection.

Shinsei Bank's foreign exchange rate is accessible 24 hours 365 days, timely to the foreign exchange market. Customers can flexibly access to the foreign exchange market through 24 hour online banking (Shinsei *PowerDirect*) or by 24 hour call center (Shinsei *PowerCall*).

***"PowerFlex"* Foreign currency savings account newly installed currency**

Currency	Installment date	Exchange handling fee		Foreign currency savings account interest rate
		Weekdays	Weekends & holidays	
Hong Kong dollar (HKD)	October 21	0.5 yen	2.0 yen	0.05% p.a.
Singapore dollar (SGD)	October 24	1.0 yen	2.0 yen	0.05% p.a.

* Exchange handling fee stated above is one basic currency unit/one way.

* Exchange handling fee and foreign currency savings account interest rate are based under the applicable condition of installment date.

Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers with the aim of being the bank of choice.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Exhibit A-6

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Increases Annuity Product Line for Individual Second Life

Tokyo (Tuesday, November 1, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced that the Bank will start sales of three investment-type (variable) individual annuity insurance products to provide customers who are starting their "second life" a broader range of asset management choices.
Shinsei Bank will start sales of Hartford Life Insurance K.K.'s new product "Adagio V3" on November 7. The Bank also started sales of "Mirai-Kouro" of Mitsui Sumitomo MetLife Insurance Co., Ltd., and "Smile" of T&D Financial Life Insurance Company on October 24.

In response to a greater demand for annuity products, Shinsei Bank newly starts handling three individual annuity insurance products to provide customers choices among products matching to their lifestyles. With these products, we meet various kinds of needs such as "for securing funds to enjoy lives after retirement while the principals are guaranteed at the same time," "for having more solid asset plans," and "for receiving dividends of 10, 15 years later through active asset management." Specialists at the Shinsei Financial Centers will provide advice to customers for suitable products based on their life plans and needs.

Under the brand concept "Color your life," Shinsei will provide products and services that will enrich and add color to the customers' second lives.

Please see the attachment for the product details.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Attachment

Investment-type individual annuity insurance products Shinsei Bank starts to sell

○ "Adagio V3"
Underwriter: Hartford Life Insurance K.K.
Start of sales: November 7 (Monday)
Features: This is a new investment-type individual annuity insurance with periodical cash flow while investing assets on a long-term basis for customers who wish to secure guarantee for later life while spending money to actively enjoy their second lives.
This Benefit Payment System enables customers to receive periodical cash flow after one year from the conclusion of the contract, which meets their demand to actively enjoy their lives at hand. Moreover, the customers can choose not to receive periodical cash flow. In this case, they are entitled to bonus cash flow at maturity, which may increase enjoyment of investment for the future. In this insurance product, paid-in premiums (principal) are covered by the minimum guarantee for the entire benefits, being the sum of cumulative periodical cash flow and annuity guarantee amounts. Moreover, stocks comprise about 60% of the invested "balance funds," which seeks opportunities to increase active customers' assets.

○ "Mirai-Kouro"
Underwriter: Mitsui Sumitomo MetLife Insurance Co., Ltd.
Start of sales: October 24 (Monday)
Features: This is a fully-fledged investment-type individual annuity insurance targeting customers who want to lead an affluent life after retirement. This product simultaneously allows pleasure of long-term asset management and comfort of guarantees in paid-in premiums (principal).
The product seeks a long-term active assets growth through continuous investment in "balance funds," a profit-oriented and diversified investment in domestic and overseas equities and bonds after the start of receiving annuities. Moreover, because 105-115% of paid-in premiums (principal) are the minimum guarantee as the total amount of annuity according to the investment course chosen, customers who aim for an upgraded second life can comfortably conduct asset management.

○ "Smile"
Underwriter: T&D Financial Life Insurance Company
Start of sales: October 24 (Monday)
Features: This is a simple and easy to understand investment-type individual annuity insurance for customers who wish to prepare for their second lives with assuredness, which provides pleasure of asset increase as well as comfort of paid-in premiums (principal) guarantee.
In case customers chose 10-year course, paid-in premiums (principal) are the minimum guarantee as the pension resource at maturity which comes 10 years later. It allows flexible life plans, because paid-in premiums (principal) are the minimum guarantee for the pension resource while customers have four options when receiving annuities and even they wish to receive in a lump-sum. Furthermore, "balance funds" seek stable investment by higher allocation of bonds in order to support solid second lives.

Exhibit A -7

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Establishing Fund Transfer Limits on *PowerFlex* Account

Tokyo (Wednesday, November 2, 2005) – Effective December 1, 2005, Shinsei Bank, Limited ("Shinsei Bank") will set a daily limit as below for fund transfers including transfers to accounts within Shinsei Bank in order to ensure transaction security for the customers using the *PowerFlex* Account. While the fund transfer limit will initially be set at 500,000 yen, a uniform amount, customers will be able to change the limit depending on their transaction needs.

Shinsei Bank fund transfer limit (Daily limit; effective December 1, 2005)

Initial limit (Uniform amount)	Request-based change of the limit
500,000 yen	Between 0 yen and 2,000,000 yen in units of 10,000 yen *

* This is the case for making change through internet banking Shinsei *PowerDirect*. Customers who want to set the fund transfer limit at an amount exceeding two million yen need to contact the Call Center (Shinsei *PowerCall*) or visit the branch (Shinsei Financial Center.)

Shinsei Bank places primary importance on safeguarding the valuable information and assets of customers. Separately, Shinsei Bank has already carried out a reduction in the ATM withdrawal limit; services for changing the ATM limit; "*PowerYokin*" a deposit that prevents direct withdrawals from ATMs unless customers transfer the funds to an ordinary account in advance and so on. At the same time, Shinsei Bank is striving to ensure the safety of customer deposits by taking the following security measures for internet banking Shinsei *PowerDirect*.

- Log-in by three kinds of codes for identification; branch number/account number (10 digit), ID number (4 digit) and a *PowerDirect* password (6-12 digit)
- Log-in by inputting on the security board (a safer method for not leaving keyboard operation records)
- Use of 128-bit SSL encryption
- Banking server protection using firewalls, etc.

By pursuing customer convenience and further security, the Bank endeavor to realize the brand concept, "Color your life," which embodies the Bank's commitment to bring the reality of a lifestyle abundant with color to the customers. Shinsei Bank continues to strive to develop products and services which offer value and convenience to the customers with the aim of being the bank of choice.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Launch New Type of "*PowerSmart*" Home Mortgage

- Convertible from variable to fixed interest rate -

Tokyo (Monday, November 7, 2005) – Shinsei Bank Limited ("Shinsei Bank") today announced the launch of "*PowerSmart*" Home Mortgage, with a conditional 10-year convertible variable rate option, which will be offered from today through March 31, 2006. This new product offers a real-time solution to customers who want to protect themselves against rising interest rates.

The "*PowerSmart*" Home Mortgage will provide a variable interest rate of 1% p.a. (as of November 7, 2005/interest rate may change daily/0.5% will be subtracted from the daily variable rate) for customers to benefit from the current low interest rate and also to hedge against a rise in interest rates in the future. The "*PowerFreeze*" function in the "*PowerSmart*" Home Mortgage allows customers to lock in on a fixed interest rate for the remaining term of the 10-year loan. Customers can easily switch to a fixed interest rate by contacting the Shinsei *PowerCall* call center (calls are accepted everyday). A special interest rate, standard rate minus 1% p.a., will be applied as the fixed interest rate (Please refer to the attachment).

As with the existing "*PowerSmart* Home Mortgage", a guarantee fee will not be charged to customers who use the "SmartPayment" service, which automatically makes early repayment with funds exceeding the designated balance in the savings account. Customers can also utilize "*PowerPocket*" service, which enables them to overdraw funds up to the total early repayment amount (in case of additional financial needs after early repayment). These features of the "*PowerSmart* Home Mortgage" offer great benefits to customers who want to reduce their loan principal, shorten the life of the loan and improve financial flexibility.

There is no processing fee for those who apply for "*PowerSmart* Home Mortgage" during the period from November 7 to December 31, 2005.

Under the brand concept "Color your life", Shinsei will continue to develop products and services to satisfy customer's diverse needs.

<Applicable interest rate after changing to a fixed interest rate for the remaining period of the initial 10 years>

Remaining Period	Applicable Interest Rate (annual interest)
More than 7 years	Standard rate for 10-year Fixed rate -1%
More than 5 years but not more than 7 years	Standard rate for 7-year Fixed rate -1%
More than 3 years but not more than 5 years	Standard rate for 5-year Fixed rate -1%
More than 1 year but not more than 3 years	Standard rate for 3-year Fixed rate -1%
1 year or less	Standard rate for 1-year Fixed rate -1%

*1 Loan disbursement to be made by Friday, April 28, 2006.

*2 As for refinancing from other banks, the service fee of 50,000 yen (including tax) shall be charged unless a loan contract is made within 1 month after the screening approval.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Exhibit A-9

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Start Offering an Automatic Installment Type Foreign Currency Time Deposit

Tokyo (Tuesday, November 8, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced the launch of "*PowerBuilder*", a new foreign currency installment time deposit.

Customers can invest in this foreign currency deposit with a monthly minimum installment of 10,000 yen through Shinsei *PowerDirect* internet banking and it gives consumers the opportunity to earn higher yields than traditional Japanese yen deposits. "*PowerBuilder*" is available in U.S. Dollar, Euro, Australian Dollar, New Zealand Dollar and Sterling Pound. Deposits will be made automatically from a yen savings account to the "*PowerBuilder*" account on a stipulated day each month. The deposit tenors currently offered are 6 months, 1 year, 2 years or 3 years and a bonus interest payment in yen will be credited to the savings account for deposits that fulfill all installments without any failure until maturity*[1].

By purchasing foreign currency over a period of time in fixed yen installments, the unit cost of foreign currency is averaged out during the term. "*PowerBuilder*" enables customers to build their assets with higher interest rate on a foreign currency deposit while averaging out any exchange fluctuation risk. It is an affordable product for even those who are interested in higher yields in foreign currency deposits but worry about exchange risks.

Under the brand concept "Color your life", Shinsei will continue to develop products and services to satisfy customer's diverse needs.

Term, Interest rate and Minimum deposit of "*PowerBuilder*"

	U.S. Dollar (USD)	Euro (EUR)	Australian Dollar (AUD)	New Zealand Dollar (NZD)	Sterling Pound (GBP)
Interest rate *[2]: per annum	Term: 6-month, 1-year, 2-year, 3-year				
	2.5%	1.0%	4.0%	5.0%	3.0%
Minimum Deposit *[3]: Yen denominated amount	10,000 yen	10,000 yen	10,000 yen	10,000 yen	10,000 yen
Foreign currency denominated amount	100USD	100EUR	200AUD	200NZD	100GBP

*[1] Bonus interest payment:

[Principal amount at maturity] x 0.5 yen (round down)

(Example) In case 100USD is installed monthly for 1 year;

Foreign currency principal at maturity = 100USD x 12 months=1,200USD

Bonus interest rate = 1,200 x 0.5 yen = 600 yen (before tax)

*2 Before 20% separate withholding tax. Interest rate is as of November 8.

*3 "Minimum Deposit" is a monthly installment amount as well as a minimum deposit to open "*PowerBuilder*" account.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Exhibit A-10

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Press Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Reports First Half Fiscal Year 2005 Financials

Tokyo (Tuesday, November 8, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today reported its financials for the first half of fiscal year (FY) 2005 ended September 30, 2005.

First Half FY2005 Financial Highlights [(1)]

(all figures compared to first half of FY2004)

- Consolidated revenue grew 79.2% to 130.5 billion yen [(1)].
- Consolidated ordinary business profit increased 85.9% to 63.8 billion yen [(1)].
- Consolidated net income totaled 37.7 billion yen, 3.0 billion yen lower than the same period last year due to inclusion of 12.8 billion yen (net) of amortized acquired goodwill and intangible assets.
- Diluted net income per share was 18.71 yen.
- Consolidated cash basis net income increased 24.0% to 50.5 billion yen.
- Cash basis diluted net income per share was 25.08 yen, up 18.6% or 3.92 yen.
- Expense to revenue ratio improved to 51.1% from 52.8% [(1)].
- Non-performing loans decreased 27.7 billion yen to 46.1 billion yen (non-consolidated) as of September 30, 2005 representing 1.16% of total claims outstanding.

Note : [(1)] Management Accounting basis

First Half FY2005 Business Highlights

- Shinsei Bank entered into a joint venture – Servicegesellschaft Kreditmanagement GmbH - with NORD/LB, WestLB AG and J.C.Flowers & Co.,LLC for the work-out of non-performing loans. This becomes the first public sector banking company in Germany to offer purchase, restructuring and liquidation of non-performing loans.
- Shinsei Bank, in an alliance with Rakuten Securities Inc., launched a new online securities brokerage agent service which allows Shinsei Bank's retail banking customers to buy and sell shares in a Rakuten Securities account through Shinsei *PowerDirect*.
- Shinsei Bank and Credit Suisse Life concluded an agency agreement to launch a new variable annuity product via the internet.

- Growing number of Shinsei Bank's ATMs now accept Cirrus, MasterCard, VISA and Maestro cards issued overseas. In addition to cards issued by PLUS, VISA International and VISA Electron, Shinsei Bank's ATMs are now able to accept about two-billion cards issued worldwide.
- In May 2005, THOMSON DealWatch awarded Shinsei Bank and Shinsei Securities the "Commercial Mortgage-backed Securities Deal of the Year" for 2004 for the securitization of non-recourse loan extended to Mizuho Bank, Ltd., Head Office and Otemachi Financial Center.
- Shinsei Bank was ranked first in the Nihon Keizai Shimbun's customer satisfaction survey of Japanese financial institutions for the 2nd consecutive year.
- Fitch Ratings upgraded Shinsei Bank and Shinsei Trust to long-term BBB+ from BBB.
- Shinsei Bank became one of the component stocks of the "Nikkei 225" – Japan's most widely followed equity index.

1. Income Statement

Shinsei Bank reported consolidated revenue of 130.5 billion yen for the first half of fiscal 2005, an increase of 57.6 billion yen or 79.2% from the first half of fiscal 2004. Net yield on interest earning assets and fees and commissions grew in all key areas resulting in strong overall revenue growth.

Net revenue on interest earning assets, comprising net interest income, net margin on leases and installment receivables, increased by 37.2 billion yen to 63.7 billion yen for the first half of FY2005 as compared to the same period last year. Net yield on interest earning assets increased by 0.86% for the first half FY2005 to 1.95% from 1.09% during the same period in fiscal 2004. Total revenue from interest earning assets increased to 84.9 billion yen for the first half FY2005 from 42.6 billion a year ago. Higher yields on interest earning assets accounted for 65% of the increase in total revenue, with higher average balances accounting for the remainder. The increase in yields and average balances was primarily due to addition of APLUS and Showa Leasing to the consolidated totals and the inclusion of leases and installment receivables in interest earning assets. Interest expense for the first half of FY2005 increased by 5.0 billion yen to 21.2 billion yen. Higher interest bearing liability balances accounted for about 81% of the increase in interest expense while higher yields accounted for the remaining 19%. The increase in interest bearing liability balances primarily resulted from the inclusion of APLUS and Showa Leasing bank borrowings.

Non-interest income grew 42.9 billion yen to 90.4 billion yen. This significant rise is partly driven by fees on installment shopping credit, credit cards, guarantees and other financing from newly acquired APLUS customers, fees from institutional customers from non-recourse real estate finance and securitizations and commissions on sales of asset management products to retail

and high net worth customers.

General and administrative expenses increased by 28.1 billion yen to 66.6 billion yen in the first half of fiscal 2005 mainly due to the inclusion of APLUS and Showa Leasing. This expense increase was partly offset by continual expense rationalization across all businesses. During the first half, Shinsei Bank's expense to revenue ratio improved to 51.1% from 52.8% in the first half of FY2004.

Net credit costs for the first half were 14.5 billion yen, as compared to net credit recoveries of 10.6 billion yen for the same period a year ago. The net credit recoveries during the first half last year were primarily attributable to reduction in the historical default ratio due to improvement in overall asset quality. The net credit costs in the first half of this fiscal year mainly relate to net credit costs in APLUS and Showa leasing.

Consolidated net income for the period was 37.7 billion yen, as compared to 40.7 billion yen for the same period last year. The first half of this fiscal year included 12.8 billion yen of amortized acquired goodwill and intangible assets, net of tax benefit related to the acquisition of APLUS and Showa Leasing. Diluted net income per share for the six months ended September 30, 2005 was 18.71 yen.

Shinsei Bank also reports cash basis net income on a voluntary basis in order to provide greater transparency and understanding of its underlying performance. Cash basis net income is calculated by excluding amortization of acquired goodwill and intangible assets, net of tax benefit, from net income under Japanese GAAP. For the first half of fiscal 2005, consolidated cash basis net income was 50.5 billion yen, an increase of 24.0% as compared to the same period last year. Cash basis diluted net income per share for the first half of fiscal 2005 was 25.08 yen, an increase of 3.92 yen or 18.6%, as compared to the same period last year.

On a non-consolidated basis, Shinsei Bank earned first half FY2005 net business profit before general reserve for loan losses (*jisshitsu gyomu jun-eki*) of 34.2 billion yen and non-consolidated net income after tax of 39.1 billion yen.

2. Business Line Results

Shinsei Bank continued to focus on its product offerings to its three business lines – Institutional Banking, Consumer and Commercial Finance and Retail Banking. All three businesses grew revenue in the first half in line with Shinsei Bank's customer-focused, solution driven business

model.

Institutional Banking

The Institutional Banking business is benefiting from carrying out its "solution banking" approach and bringing investment banking services and expertise to the target customer base quickly and efficiently through an integrated team of product specialists and relationship managers. This business is now positioned in Japan as a hybrid commercial and investment banking franchise. The business generated revenue of 52.6 billion yen in the first half of this fiscal year – an increase of 3.0 billion yen or 6.2% from the same period the previous year. It delivered strong results in non-recourse real estate finance, securitizations and capital markets activities. The non-recourse real estate finance balance grew 14.4% to 851.8 billion yen in the first half of this fiscal year, with 80 new transactions concluded during the six-month period. The securitization business continues to perform well, closing 10 transactions during the first half with a total issuance amount of about 235.6 billion yen. The continual success of this business earned Shinsei Bank and Shinsei Securities in May 2005 the "Commercial Mortgage-backed Securities Deal of the Year" for 2004. In the first half, general and administrative expenses were 19.5 billion yen, marginally higher than the same period last year. This resulted in an expense to revenue ratio improvement from 38.4% in the first half FY2004 to 37.1% in the first half FY2005.

Consumer and Commercial Finance

The acquisition of APLUS and Showa Leasing in FY2004 transformed Consumer and Commercial Finance ("CCF") business into a core Shinsei Bank business that is now contributing significantly to the Bank's financial performance while adding new customers, experienced personnel, technical capabilities and employing Shinsei Bank's expertise and know-how. In the first half of fiscal 2005, CCF business contributed revenue of 57.6 billion yen, or over 44% of total Shinsei Bank's revenue. Continual expense rationalization coupled with revenue growth improved the expense to revenue ratio to 51.8% in the first half of this fiscal year from 88.5% a year ago. The business generated ordinary business profit of 27.8 billion yen, an increase of 27.4 billion yen from the same period last year primarily due to the addition of newly acquired subsidiaries – APLUS and Showa Leasing.

Shinsei Bank has appointed several senior officers in the consumer and commercial finance business. Teruaki Yamamoto, a director of Shinsei Bank, was appointed as APLUS President in June 2005. Hitoshi Tsunemine of Shinsei Bank was appointed President of Shinki, a 39% owned affiliate, in June 2005.

Retail Banking

The Retail Banking business continued to expand its range of innovative products and focus on empowering the customer. During the first half of this fiscal year, total revenue increased 1.3% to 21.5 billion yen from the same period last year. As compared to the same period a year ago, net interest income grew 1.2 billion yen or 17.8% to 8.4 billion yen reflecting robust growth in housing loans and deposits. Fees from asset management products increased 16.7% to 3.2 billion yen from the same period last year while option income from structured deposits declined marginally by 1.5 billion yen to 10.4 billion due to particularly favorable market conditions for these products a year ago. Retail Banking had total expenses of 17.5 billion yen, an increase of 1.5 billon yen, during the six months period. The expense increase relates to expansion of distribution channels and the growth of customer driven transactions. Ordinary business profit was 4.0 billion yen for the first half of fiscal 2005.

During the first half of fiscal 2005, following the successful launch of Shinsei Bank's "Color your life" campaign, Shinsei Bank added more than 247,000 new *PowerFlex* retail and high net worth customers, compared to about 194,000 over the same period last year. The retail business now has over 1.5 million retail accounts.

ALM/Corporate/Other

ALM, Corporate and Other primarily includes results of corporate treasury activities, income from proprietary investments, inter-company eliminations, and corporate level expenses. The first half ordinary business loss of 1.0 billion yen is better by 0.8 billion yen as compared to the same period last year largely due to lower expenses.

3. Balance Sheet

Shinsei Bank's loan balance was 3,828.0 billion yen at the end of September 2005, 397.6 billion yen or 11.6% higher than the March 2005 level. In the first half, strong loan growth was achieved in several key areas such as corporate loans, retail housing loans, non-recourse real estate finance and lending to CCF customers. Corporate loans increased 6.8% or 167.4 billion yen to over 2.6 trillion yen and loans to retail customers, including lending to high net worth individuals, grew 36.4% or 112.2 billion yen to 420.3 billion yen. Lending to CCF customers increased 42.3 billion yen to 315.0 billion yen in the six-month period ended September 30, 2005.

Debentures and corporate bond balances, as a component of the banks funding, continue to

decrease in line with the strategy to emphasize funding through retail deposits. As of September 30, 2005, total debentures and corporate bonds stood at 1,263.7 billion yen, a decline of 67.2 billion yen during the six-month period. Total deposits increased 14.8% to 3,964.3 billion yen mainly due to an increase in retail deposits. The retail deposits balance, including high net worth customers, grew over 23% in the first half and has now reached over 2.8 trillion yen. As a result, retail funding now represents close to 64% of total customer funding, an increase from 60% as of March 2005.

4. Non-performing Loans (non-consolidated)

Shinsei Bank made further progress in bringing down its non-performing loan balances. As of September 30, 2005, total non-performing loans were at 46.1 billion yen – a decline of 27.7 billion yen or 37.5% as compared to the same period a year ago and a reduction of 5.7 billion yen from March 31, 2005. Non-performing loans currently represent 1.16% of total claims outstanding.

5. Reserve for Credit Losses (non-consolidated)

The total reserve for credit losses was 114.5 billion yen as of the end of September 2005, a decline of 9.9 billion yen from the end of March 2005.

6. Dividends

The first half of fiscal 2005 financials and a proposal for Shinsei Bank to pay interim dividends to common shareholders of 1.48 yen per share, as compared to 1.29 yen per share a year ago, will be submitted to the Board of Directors on November 30, 2005.

****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 30 Shinsei Financial Centers throughout Japan (non-consolidated, as of September 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Financial Highlights - Consolidated

Results of Operations [1]

(billions of yen)

	for the first half ended		Change		(reference) for the fiscal year ended
	Sep. 2005 (1H-FY2005)	Sep. 2004 (1H-FY2004)			March 2005 (FY2004)
	a	b	a-b	%	
Net interest income	**40.1**	25.3	14.7	58.1%	66.8
Non-interest income	**90.4**	47.4	42.9	90.4%	111.1
Total revenue [2]	**130.5**	72.8	57.6	79.2%	178.0
General and administrative expenses [2]	**66.6**	38.5	28.1	73.2%	96.0
Ordinary business profit *(jisshitsu gyomu jun-eki)* [2]	**63.8**	34.3	29.4	85.9%	81.9
Net credit recoveries (costs)	**(14.5)**	10.6	(25.0)	n.m. [5]	0.9
Amortization of acquired goodwill and intangible assets	**(14.6)**	0.0	(14.6)	n.m.	(8.8)
Taxes and others	**3.1**	(4.2)	7.3	n.m.	(6.6)
Net income	**37.7**	40.7	(3.0)	(7.6)%	67.4
Cash basis net income [3]	**50.5**	40.7 [4]	9.7	24.0%	74.7

(1) Certain prior period amounts have been reclasified to conform to current period presentation.
(2) Management accounting basis
(3) Excludes amortization of APLUS and Showa Leasing's acquired (consolidation) goodwill and intangible assets, net of tax benefit.
(4) Assuming cash basis net income is equal to net income (Japanese GAAP basis) for the first half ended September 2004.
(5) n.m. is not meaningful.

Selected Balance Sheet Data

(billions of yen)

	as of the end of		Change	
	Sep. 2005	Mar. 2005		
	a	b	a-b	%
Securities	**1,678.2**	1,478.2	200.0	13.5%
Loans and bills discounted	**3,828.0**	3,430.4	397.6	11.6%
Lease and installment receivables [6]	**769.1**	735.8	33.3	4.5%
Intangible assets [7]	**72.6**	77.2	(4.6)	(6.0)%
Consolidation goodwill, net	**229.6**	244.0	(14.4)	(5.9)%
Customers' liabilities for acceptances and guarantees	**1,002.4**	1,058.1	(55.7)	(5.3)%
Total assets	**9,142.7**	8,576.3	566.4	6.6%
Deposits (including NCDs)	**3,964.3**	3,452.8	511.5	14.8%
Debentures and corporate bonds	**1,263.7**	1,330.9	(67.2)	(5.1)%
Borrowed money	**1,166.9**	1,160.2	6.7	0.6%
Acceptances and guarantees	**1,002.4**	1,058.1	(55.7)	(5.3)%
Total liabilities	**8,261.6**	7,735.7	525.9	6.8%
Minority interests in subsidiaries	**60.4**	53.8	6.6	12.1%
Total shareholders' equity	**820.6**	786.6	34.0	4.3%

(6) Lease assets are included in premises and equipment or other assets and installment receivables are a part of other assets in the consolidated balance sheet.
(7) Identified intangible assets recorded through APLUS and Showa Leasing acquisitions.

Interest-Earning Assets and Interest-Bearing Liabilities (Consolidated) [1]

(billions of yen (except percentages))

For the first half fiscal year ended September 30	Sep. 2005 (1H-FY2005) Average balance	Interest	Yield/rate (%)	Sep. 2004 (1H-FY2004) Average balance	Interest	Yield/rate (%)	(Reference) for the fiscal year ended Mar. 2005 (FY2004) Average balance	Interest	Yield/rate (%)
Interest-earning assets [2]:									
Loans and bills discounted	3,576.5	50.8	2.83	2,967.9	29.6	1.99	3,099.9	77.3	2.50
Lease and installment receivables [2]	781.4	23.6	6.04	31.3	1.1	7.03	152.2	10.3	6.78
Securities	1,698.5	8.3	0.98	1,310.8	7.0	1.08	1,509.4	15.8	1.05
Other earning assets	470.4	2.1	0.90	547.0	4.8	1.76	553.4	8.1	1.48
Total interest-earning assets [2]	6,527.0	84.9	2.60	4,857.1	42.6	1.75	5,315.0	111.7	2.10
Interest-bearing liabilities:									
Deposits and negotiable certificates of deposit	3,548.5	8.0	0.45	2,910.1	7.2	0.50	3,096.2	13.6	0.44
Debentures	1,198.9	2.6	0.44	1,325.2	3.2	0.48	1,311.4	6.1	0.47
Subordinated debt	251.6	3.0	2.41	219.3	3.6	3.35	210.5	6.9	3.32
Borrowed money and corporate bonds	967.3	6.5	1.36	141.2	1.5	2.15	338.0	6.6	1.96
Other interest-bearing liabilities	225.8	0.8	0.79	343.1	0.4	0.28	259.7	1.0	0.40
Total interest-bearing liabilities	6,192.4	21.2	0.68	4,939.2	16.1	0.65	5,216.0	34.4	0.66
Non interest-bearing sources of funds:									
Non interest-bearing (assets) liabilities, net	(459)	-	-	(829)	-	-	(659)	-	-
Shareholders' equity	794	-	-	747	-	-	758	-	-
Total interest-bearing liabilities and non interest-bearing sources of funds	6527	-	-	4857	-	-	5315	-	-
Net interest margin [2]	-	-	1.91	-	-	1.10	-	-	1.44
Impact of non interest-bearing sources	-	-	0.04	-	-	(0.01)	-	-	0.01
Net yield on interest-earning assets [2]	-	63.7	1.95	-	26.4	1.09	-	77.2	1.45
Note:									
Reclasses from total revenue on earning assets to total interest income.									
Total revenue on earning assets	6,527.0	84.9	2.60	4,857.1	42.6	1.75	5,315.0	111.7	2.10
Lease and installment receivables	781.4	23.6	6.04	31.3	1.1	7.03	152.2	10.3	6.78
Total interest income	5,745.5	61.3	2.13	4,825.8	41.5	1.72	5,162.8	101.3	1.96

(1) Certain prior period numbers have been reclasified to conform to current period presentation.

(2) Includes lease and installment receivables assets and related yields.

Interest-Earning Assets and Interest-Bearing Liabilities (Non-consolidated)

(billions of yen (except percentages))

For the first half fiscal year ended September 30	Sep. 2005 (1H-FY2005) Average balance	Interest	Yield/rate (%)	Sep. 2004 (1H-FY2004) Average balance	Interest	Yield/rate (%)	(Reference) for the fiscal year ended Mar. 2005 (FY2004) Average balance	Interest	Yield/rate (%)
Interest-earning assets:									
Cash and due from banks	72.3	1.0	2.92	146.7	1.6	2.22	134.7	2.7	2.06
Call loans	44.9	0.0	0.03	141.4	0.0	0.01	134.1	0.0	0.01
Receivables under resale agreements	-	-	-	0.9	0.0	0.00	1.7	0.0	0.00
Collateral related to securities borrowing transactions	6.4	0.0	0.49	49.2	0.0	0.01	49.5	0.0	0.01
Securities	1,977.4	11.8	1.19	1,314.8	6.8	1.03	1,526.0	15.5	1.01
Loans and bills discounted	3,483.9	28.8	1.65	3,070.2	28.7	1.86	3,186.9	58.5	1.83
Other interest-earning assets	82.6	0.3	0.93	95.7	0.2	0.51	93.9	0.6	0.66
Interest rate and fund swaps	-	0.5	-	-	2.5	-	-	4.2	-
Total interest-earning assets	5,667.7	42.7	1.50	4,819.1	40.0	1.65	5,127.0	81.8	1.59
Interest-bearning liabilities:									
Deposits	3,421.1	8.0	0.47	2,604.9	7.2	0.55	2,828.8	13.5	0.47
Negotiable certificates of deposit	199.6	0.0	0.02	412.9	0.0	0.03	410.1	0.1	0.03
Debentures	1,206.3	2.6	0.43	1,332.3	3.2	0.48	1,319.2	6.2	0.47
Call money	139.1	0.0	0.07	102.9	0.3	0.58	117.8	0.6	0.53
Payable under repurchase agreements	1.2	0.0	0.00	227.1	0.0	0.00	121.3	0.0	0.00
Collateral related to securities lending transactions	6.6	0.0	0.20	12.0	0.0	0.04	13.2	0.0	0.03
Borrowed money	324.4	3.5	2.20	338.2	4.6	2.76	326.6	8.2	2.53
Corporate bonds	50.0	0.1	0.42	-	-	-	0.9	0.0	0.39
Other interest-bearing liabilities	1.7	0.7	88.25	0.2	0.1	109.81	0.2	0.3	106.10
Interest rate and fund swaps	-	-	-	-	-	-	-	-	-
Total interest-bearing liabilities	5,350.2	15.2	0.56	5,030.9	15.6	0.62	5,138.7	29.1	0.56
Net interest income/yield on interest-earning assets	5,667.7	27.4	0.96	4,819.1	24.3	1.00	5,127.0	52.6	1.02

Per share data

(yen)

	for the first half ended		(reference) for the fiscal year ended
	Sep. 2005 (1H-FY2005)	Sep. 2004 (1H-FY2004)	March 2005 FY2004
Common shareholder's equity	**354.68**	312.76	329.65
Fully diluted shareholders' equity	**404.66**	381.95	390.06
Basic net income	**26.33**	28.60	46.78
Diluted net income	**18.71**	21.16	34.98

Cash basis per share data

(yen)

	for the first half ended		(reference) for the fiscal year ended
	Sep. 2005 (1H-FY2005)	Sep. 2004 (1H-FY2004)	March 2005 FY2004
Basic net income	**35.79**	28.60	52.15
Diluted net income	**25.08**	21.16	38.76

Performance Ratios

(%)

	for the first half ended		(reference) for the fiscal year ended
	Sep. 2005 (1H-FY2005)	Sep. 2004 (1H-FY2004)	March 2005 FY2004
Return on assets	**0.8%** (2)	1.3% (2)	0.9%
Return on equity (fully diluted)	**9.4%** (2)	10.9% (2)	8.9%
Cash basis return on assets	**1.2%** (2)	1.3% (2)	1.0%
Cash basis return on equity (fully diluted)	**12.5%** (2)	10.9% (2)	9.8%
Expense to revenue (overhead) ratio (1)	**51.1%**	52.8%	54.0%

(1) Management accounting basis

Supplemental Financial Data and Reconciliation to Japanese GAAP Measures

For the first half FY2005 ended September 30, 2005	(billions of yen, except per share data and percentages)
Amortization of acquired goodwill and intangible assets (3)	
Amortization of intangible assets	**4.5**
Associated deferred tax liability	**(1.8)**
Amortization of acquired goodwill	**10.1**
Total amortization of acquired goodwill and intangible assets, net of tax benefit	**12.8**
Reconciliation of net income to cash basis net income	
Net income	**37.7**
Total amortization of acquired goodwill and intangible assets, net of tax benefit	**12.8**
Cash basis net income	**50.5**
Reconciliation of basic net income per share to cash basis basic net income per share	
Basic net income per share	**26.33**
Effect of amortization of acquired goodwill and intangible assets, net of tax benefit	**9.46**
Cash basis basic net income per share	**35.79**
Reconciliation of diluted net income per share to cash basis diluted net income per share	
Diluted net income per share	**18.71**
Effect of amortization of acquired goodwill and intangible assets, net of tax benefit	**6.37**
Cash basis diluted net income per share	**25.08**
Reconciliation of return on assets to cash basis return on assets	
Return on assets	**0.8** (2)
Effect of amortization of acquired goodwill and intangible assets, net of tax benefit	**0.3** (2)
Cash basis return on assets	**1.2** (2)
Reconciliation of return on equity to cash basis return on equity	
Return on equity (fully diluted)	**9.4** (2)
Effect of amortization of acquired goodwill and intangible assets, net of tax benefit	**3.2** (2)
Cash basis return on equity (fully diluted)	**12.5** (2)

(2) Annualized basis

(3) Acquired goodwill and intangible assets are referred to as consolidation goodwill and other intangibles in our financial statements.

Business Line Ordinary Business Profit[1][2]

(billions of yen)

For the first half Fiscal Year 2005 ended September 30, 2005

	Institutional Banking	Consumer and Commercial Finance (※)	Retail Banking	ALM/ Corporate/ Other[3]	Total
Total revenue	**52.6**	**57.6**	**21.5**	**(1.3)**	**130.5**
General and administrative expenses	**19.5**	**29.8**	**17.5**	**(0.2)**	**66.6**
Ordinary business profit (loss)	**33.1**	**27.8**	**4.0**	**(1.0)**	**63.8**

(※) breakdown of Consumer and Commercial Finance	APLUS	Showa Leasing	Other[4]	Consumer and Commercial Finance
Total revenue	**40.4**	**12.1**	**5.0**	**57.6**
General and administrative expenses	**21.1**	**5.3**	**3.3**	**29.8**
Ordinary business profit	**19.2**	**6.7**	**1.7**	**27.8**

For the first half Fiscal Year 2004 ended September 30, 2004

	Institutional Banking	Consumer and Commercial Finance	Retail Banking	ALM/ Corporate/ Other	Total
Total revenue	49.5	3.3	21.2	(1.3)	72.8
General and administrative expenses	19.0	2.9	15.9	0.5	38.5
Ordinary business profit (loss)	30.5	0.3	5.3	(1.8)	34.3

(1) Certain prior period amounts have been reclasified to conform to current period presentation.
(2) Represents results based on management accounting basis.
(3) ALM/Corporate/Other largely includes results of corporate treasury activities, income from proprietary investments, and corporate level expenses.
(4) Includes unallocated Consumer and Commercial Finance sub-group expenses.

Earnings Forecast for Fiscal Year 2005 Results (as announced previously)

(Consolidated) *(billions of yen)*

	for the fiscal year ended **March 2006 (FY2005) Forecast**	March 2005 (FY2004) Actual
Ordinary business profit (*jisshitsu gyomu jun-eki*)	**120.0**	81.9
Net operating income	**62.0**	54.4
Net income	**63.0**	67.4
Cash basis net income[5]	**93.0**	74.7

(5) Excludes amortization of APLUS and Showa Leasing's acquired (consolidation) goodwill and intangible assets, net of tax benefit.

(Non-consolidated)[6] *(billions of yen (other than dividends))*

	for the fiscal year ended **March 2006 (FY2005) Forecast**	March 2005 (FY2004) Actual
Net business profit	**62.0**	54.9
Net operating income	**62.0**	46.6
Net income	**68.0**	68.0
Dividends (in yen)		
Common stock	**2.96**	2.58
Class A preferred share	**13.00**	13.00
Class B preferred share	**4.84**	4.84

(6) Revitalization plan basis

Above forecasts are based on current assumptions of future events and trends, which may be incorrect. Actual results may differ materially from those in the statements as a results of various factors.

Consolidated Interim Statements of Income

(billions of yen)

	1H-FY2005 a	1H-FY2004 b	Change a-b	Change %	FY2004 c
Interest on loans and bills	**50.8**	29.6	21.2	71.6%	77.3
Interest and dividends on securities	**8.3**	7.0	1.3	18.6%	15.8
Other interest income	**2.1**	31.5	(29.4)	(93.3)%	8.1
Interest income	**61.3**	41.5	19.8	47.7%	101.3
Fees and commissions income	**34.2**	13.9	20.3	146.0%	57.6
Trading profits	**12.7**	15.3	(2.6)	(17.0)%	23.9
Other business income	**132.6**	19.8	112.8	569.7%	38.2
Other operating income	**12.5**	13.0	(0.5)	(3.8)%	27.3
Operating income	**253.6**	**103.7**	**149.9**	**144.6%**	248.6
Interest on deposits,including negotiable certificates of deposit	**8.0**	7.2	0.8	11.1%	13.6
Interest and discounts on debentures	**2.6**	3.2	(0.6)	(18.8)%	6.1
Interest on other borrowings	**8.4**	5.1	3.3	64.7%	13.5
Other interest expenses	**2.0**	0.5	1.5	300.0%	1.0
Interest expenses	**21.2**	16.1	5.1	31.7%	34.4
Fees and commissions expenses	**10.7**	4.5	6.2	137.8%	15.3
Trading losses	**0.0**	0.0	0.0	0.0%	—
Other business expenses	**90.1**	6.9	83.2	1205.8%	15.4
General and administrative expenses	**67.0**	39.2	27.8	70.9%	97.3
Amotization of consolidation goodwill	**10.1**	—	10.1	100.0%	4.9
Amotization of identified intangible assets	**4.5**	—	4.5	100.0%	3.9
Losses on write-off of loans	**10.5**	0.9	9.6	1066.7%	10.0
All other	**5.5**	7.2	(1.7)	(23.6)%	12.6
Other operating expenses	**30.7**	8.2	22.5	274.4%	31.5
Operating expenses	**219.9**	**75.1**	**144.8**	**192.8%**	194.1
Net operating income	**33.6**	**28.5**	**5.1**	**17.9%**	54.4
Extraordinary gains	**2.7**	12.9	(10.2)	(79.1)%	11.8
Extraordinary losses	**0.5**	0.5	0.0	0.0%	0.7
Income before income taxes and minority interests	**35.8**	40.9	(5.1)	(12.5)%	65.5
Income tax (current)	**1.7**	0.6	1.1	183.3%	1.4
Income tax (deferred)	**(4.8)**	(0.5)	(4.3)	860.0%	(3.4)
Minority interests in net income (loss) of subsidiaries	**1.2**	0.0	1.2	0.0%	0.1
Net income	**37.7**	**40.7**	**(3.0)**	**(7.4)%**	67.4

(billions of yen)

(Ref.) Ordinary business profit (*jisshitsu gyomu jun-eki*) [1]	**63.8**	**34.3**	**29.5**	**86.0%**	81.9
US$ / yen	**@113.21**	@111.03			@107.39

(1) Management accounting basis

Consolidated Interim Balance Sheets

-- Assets

(billions of yen)

	Sep 30, 2005	Sep 30, 2004	Change	March 31, 2005	Change	
	a	b	a-b	c	a-c	%
<<Assets>>						
Cash and due from banks	**352.5**	**468.9**	(116.4)	277.5	75.0	27.0%
Call loans	**117.0**	**50.8**	66.2	70.0	47.0	67.1%
Collateral related to securities borrowing transactions	**5.2**	**146.3**	(141.1)	3.7	1.5	40.5%
Other monetary claims purchased	**244.3**	**233.8**	10.5	320.3	(76.0)	(23.7)%
Trading assets	**119.8**	**443.6**	(323.8)	168.5	(48.7)	(28.9)%
Monetary assets held in trust	**393.6**	**429.5**	(35.9)	372.2	21.4	5.7%
Securities	**1,678.2**	**1,339.8**	338.4	1,478.2	200.0	13.5%
Loans and bills discounted	**3,828.0**	**3,074.6**	753.4	3,430.4	397.6	11.6%
Foreign exchanges	**12.8**	**12.3**	0.5	8.5	4.3	50.6%
Other assets	**868.4**	**711.8**	156.7	850.4	18.0	2.1%
Premises and equipment	**419.4**	**106.2**	313.2	418.9	0.5	0.1%
Deferred discounts on and issuance expenses for debentures	**0.2**	**0.2**	(0.0)	0.2	(0.0)	(0.0)%
Deferred tax assets	**26.6**	**26.0**	0.6	24.6	2.0	8.1%
Consolidation goodwill, net	**229.6**	**200.8**	28.8	244.0	(14.4)	(5.9)%
Customers' liabilities for acceptances and guarantees	**1,002.4**	**1,237.8**	(235.4)	1,058.1	(55.7)	(5.3)%
Reserve for credit losses	**(155.9)**	**(157.5)**	1.6	(149.7)	(6.2)	4.1%
Total assets	**9,142.7**	**8,325.3**	817.4	8,576.3	566.4	6.6%
US$ / yen	**@113.21**	@111.03		@107.39		

Consolidated Interim Balance Sheets

-- Liabilities, minority interests in subsidiaries and shareholders' equity

(billions of yen)

	Sep 30, 2005	Sep 30, 2004	Change	March 31, 2005	Change	
	a	b	a-b	c	a-c	%
<<Liabilities>>						
Deposits, including negotiable certificates of deposit	**3,964.3**	3,168.8	795.5	3,452.8	511.5	14.8%
Debentures	**1,181.7**	1,333.2	(151.5)	1,242.6	(60.9)	(4.9)%
Call money	**170.6**	173.3	(2.7)	204.2	(33.6)	(16.5)%
Payables under repurchase agreements	**—**	44.9	(44.9)	—	—	—
Collateral related to securities lending transactions	**5.6**	—	5.6	—	5.6	—
Commercial paper	**77.8**	11.0	66.8	13.3	64.5	485.0%
Trading liabilities	**80.0**	72.5	7.5	69.1	10.9	15.8%
Borrowed money	**1,166.9**	656.1	510.8	1,160.2	6.7	0.6%
Foreign exchanges	**0.1**	0.0	0.1	0.0	0.1	0.0%
Corporate bonds	**82.0**	29.5	52.5	88.3	(6.3)	(7.1)%
Other liabilities	**501.8**	805.4	(303.6)	412.7	89.1	21.6%
Accrued employees bonuses	**7.0**	5.7	1.3	10.2	(3.2)	(31.4)%
Reserve for retirement benefits	**3.2**	1.5	1.7	3.3	(0.1)	(3.0)%
Reserve for loss on disposition of premises and equipment	**0.1**	0.1	—	0.1	—	—
Reserve for loss on sale of bonds	**—**	1.5	(1.5)	—	—	—
Reserve under special law	**0.0**	0.0	0.0	0.0	—	—
Deferred tax liabilities	**17.4**	18.5	(1.1)	20.2	(2.8)	(13.9)%
Acceptances and guarantees	**1,002.4**	1,237.8	(235.4)	1,058.1	(55.7)	(5.3)%
Total liabilities	**8,261.6**	7,560.6	701.0	7,735.7	525.9	6.8%
Minority interests in subsidiaries	**60.4**	1.0	59.4	53.8	6.6	12.3%
<<Shareholders' equity>>						
Capital stock	**451.2**	451.2	—	451.2	—	—
Capital surplus	**18.5**	18.5	—	18.5	—	—
Retained earnings	**345.0**	288.0	57.0	311.0	34.0	10.9%
Net unrealized gain on securities available-for-sale, net of taxes	**2.7**	3.4	(0.7)	3.0	(0.3)	(10.0)%
Foreign currency transaction adjustments	**2.9**	2.3	0.6	2.7	0.2	7.4%
Treasury stock, at cost	**(0.0)**	(0.0)	(0.0)	(0.0)	(0.0)	0.0%
Total shareholders' equity	**820.6**	763.7	56.9	786.6	34.0	4.3%
Total liabilities, minority interests in subsidiaries and shareholders' equity	**9,142.7**	8,325.3	817.4	8,576.3	566.4	6.6%
US$ / yen	**@113.21**	@111.03		@107.39		

Reference Material

(The tables below represent translations of the original disclosure in the Japanese language.)

1. Non-Consolidated Financial Results [and Projections]

(billions of yen)

	for the first half ended		for the fiscal year ended	for the fiscal year ended
	Sep. 30, 2005 (1H-FY2005)	Sep. 30, 2004 (1H-FY2004)	March 31, 2005 (FY2004) (Reference)	March 31, 2006 (FY2005) (Projection)
Gross business profit *(gyomu sorieki)* (1)	**70.4**	64.8	123.8	-
Net interest income	**28.7**	25.5	54.8	-
Net fees and comissions	**17.6**	19.6	41.0	-
Net trading income	**10.0**	14.4	22.1	-
Net other business income	**13.9**	5.1	5.7	-
General & administrative expenses	**36.1**	35.5	68.8	-
Net business profit *(jisshitsu gyomu jun-eki)* (1)	**34.2**	29.2	54.9	62.0
Net operating income *(keijou rieki)*	**32.8**	24.6	46.6	62.0
Net income	**39.1**	37.2	68.0	68.0

Net credit recoveries	**(2.3)**	(10.3)	(16.3)
Reversal of reserve for credit losses	**(2.8)**	(11.5)	(17.8)

(1) Includes income from monetary assets held in trust of 12.1 billion yen for the six months period ended September 30, 2005, 15.5 billion yen for the six months ended September 30, 2004 and 29.3 billion yen for the fiscal year ended March 31, 2005.

2. Non-performing Loans

Claims Classified Under the Financial Revitalization Law (Non-Consolidated)

(billions of yen, %)

	As of Sep. 30, 2005	As of March 31, 2005	Change	As of Sep. 30, 2004	Change
	a	b	a-b	c	a-c
Claims against bankrupt and quasi-bankrupt obligors	**2.4**	3.1	(0.8)	10.0	(7.6)
Doubtful claims	**28.3**	42.1	(13.9)	57.0	(28.8)
Substandard claims	**15.4**	6.5	8.9	6.7	8.7
Total non-performing loans (A)	**46.1**	51.8	(5.7)	73.7	(27.7)
Total claims (B)	**3,967.0**	3,621.1	345.9	3,672.3	294.7
% of total claims outstanding (A) / (B)	**1.16**	1.43	(0.27)	2.01	(0.85)
(ref.) Amount of partial write-off	**6.8**	6.0		9.4	

3. Securities

(Non-consolidated)

As of September 30, 2005 *(billions of yen)*

	Fair value	Net unrealized gain (loss)		
			Gross unrealized	Gross unrealized
Equity securities (domestic)	**4.8**	**1.0**	**1.0**	**0.0**
Bonds (domestic)	**999.6**	**(2.5)**	**0.0**	**2.6**
Other [(1)]	**134.6**	**3.3**	**4.1**	**0.7**
Total	**1,139.2**	**1.8**	**5.2**	**3.4**

As of March 31, 2005 [(2)] *(billions of yen)*

	Fair value	Net unrealized gain (loss)		
			Gross unrealized	Gross unrealized
Equity securities (domestic)	5.3	1.2	1.2	-
Bonds (domestic)	1,076.9	0.7	0.9	0.2
Other [(1)]	83.0	2.6	3.4	0.8
Total	1,165.3	4.6	5.6	1.0

As of September 30, 2004 *(billions of yen)*

	Fair value	Net unrealized gain (loss)		
			Gross unrealized	Gross unrealized
Equity securities (domestic)	2.6	1.1	1.1	0.0
Bonds (domestic)	1,036.7	(0.0)	0.7	0.7
Other [(1)]	117.7	4.6	5.5	0.8
Total	1,157.1	5.7	7.4	1.6

(1) "Other" mainly consists of foreign securities.

(2) SHINKI's securities (stocks and convertible bonds), 21.1 billion yen, category was changed from "Securities available-for-sale" to "Equity if unconsolidated subsidiaries, at cost and affiliates," according to the exercise of convertible right of the bond in the fiscal year ended March 31, 2005.

4. Balance of deposits (Non-consolidated)

(billions of yen)

	As of Sep. 30, 2005	As of March 31, 2005	Change	As of Sep. 30, 2004	Change
	a	b	a-b	c	a-c
Balance of deposits (including NCDs)	**4,046.9**	3,528.8	518.1	3,238.2	808.7
Balance of deposits from individuals	**2,813.9**	2,277.7	536.2	1,972.5	841.4

Non-Consolidated Interim Statements of Income

(billions of yen)

	(1H-FY2005)	(1H-FY2004)	Change		FY2004
	a	b	a-b	%	c
Interest on loans and bills	**28.8**	28.7	0.1	0.3%	58.5
Interest and dividends on securities	**11.8**	6.8	5.0	73.5%	15.5
Other interest income	**2.0**	4.4	(2.4)	(54.5)%	7.7
Interest income	**42.7**	40.0	2.7	6.8%	81.8
Fees and commissions income	**10.3**	8.7	1.6	18.4%	20.5
Trading profits	**10.2**	14.5	(4.3)	(29.7)%	22.3
Other business income	**16.3**	7.7	8.6	111.7%	10.7
Other operating income	**15.4**	19.8	(4.4)	(22.2)%	37.6
Operating income	**95.0**	90.9	4.1	4.5%	173.0
Interest on deposits,including negotiable certificates of deposit	**8.1**	7.3	0.8	11.0%	13.7
Interest and discounts on debentures	**2.6**	3.2	(0.6)	(18.8)%	6.2
Interest on other borrowings	**3.6**	4.9	(1.3)	(26.5)%	8.8
Other interest expenses	**0.8**	0.1	0.7	700.0%	0.3
Interest expenses	**15.2**	15.6	(0.4)	(2.6)%	29.1
Fees and commissions expenses	**4.7**	4.6	0.1	2.2%	8.8
Trading losses	**0.1**	0.0	0.1	0.0%	0.1
Other business expenses	**2.4**	2.5	(0.1)	(4.0)%	4.9
General and administrative expenses	**36.4**	36.3	0.1	0.3%	70.0
Other operating expenses	**3.0**	6.9	(3.9)	(56.5)%	13.2
Operating expenses	**62.1**	66.2	(4.1)	(6.2)%	126.3
Net operating income	**32.8**	24.6	8.2	33.3%	46.6
Extraordinary gains	**3.0**	11.5	(8.5)	(73.9)%	18.7
Extraordinary losses	**0.0**	0.5	(0.5)	(100.0)%	0.5
Income before income taxes	**35.9**	35.6	0.3	0.8%	64.8
Income tax (current)	**(2.9)**	(0.9)	(2.0)	222.2%	(2.3)
Income tax (deferred)	**(0.3)**	(0.6)	0.3	(50.0)%	(0.8)
Net income	**39.1**	37.2	1.9	5.1%	68.0
Unappropriated retained earnings brought forward	**302.5**	243.3	59.2	24.3%	243.3
Interim dividends paid	**–**	–	–	–	3.6
Transfer to legal reserve	**–**	–	–	–	0.7
Unappropriated retained earnings	**341.7**	280.6	61.1	21.8%	307.0
US$ / yen	**@113.21**	@111.03			@107.39

Non-Consolidated Interim Balance Sheets -- Assets

(billions of yen)

	Sep. 30, 2005	Sep. 30, 2004	Change	March 31, 2005	Change	
	a	b	a-b	c	a-c	%
<<Assets>>						
Cash and due from banks	**206.6**	288.7	(82.1)	162.2	44.4	27.4%
Call loans	**117.0**	50.8	66.2	70.0	47.0	67.1%
Collateral related to securities borrowing transactions	**5.2**	146.3	(141.1)	3.7	1.5	40.5%
Other monetary claims purchased	**40.3**	67.9	(27.6)	108.4	(68.1)	(62.8)%
Trading assets	**111.5**	436.8	(325.3)	166.8	(55.3)	(33.2)%
Monetary assets held in trust	**440.6**	464.3	(23.7)	415.3	25.3	6.1%
Securities	**2,016.4**	1,396.9	619.5	1,820.7	195.7	10.7%
Loans and bills discounted	**3,788.0**	3,372.5	415.5	3,443.7	344.3	10.0%
Foreign exchanges	**12.8**	12.3	0.5	8.5	4.3	50.6%
Other assets	**215.1**	342.7	(127.6)	220.9	(5.8)	(2.6)%
Premises and equipment	**27.2**	26.1	1.1	26.4	0.8	3.0%
Deferred discounts on and issuance expenses for debentures	**0.2**	0.2	(0.0)	0.2	(0.0)	(0.0)%
Deferred tax assets	**24.9**	24.9	0.0	23.5	1.4	6.0%
Customers' liabilities for acceptances and guarantees	**51.4**	61.7	(10.3)	49.8	1.6	3.2%
Reserve for credit losses	**(114.5)**	(158.6)	44.1	(124.4)	9.9	(8.0)%
Total assets	**6,943.1**	6,534.1	409.0	6,396.3	546.8	8.5%
US$ / yen	**@113.21**	@111.03		@107.39		

Non-Consolidated Interim Balance Sheets
-- Liabilities and shareholders' equity

(billions of yen)

	Sep. 30, 2005 a	Sep. 30, 2004 b	Change a-b	March 31, 2005 c	Change a-c	 %
<<Liabilities>>						
Deposits, including negotiable certificates of deposit	**4,046.9**	3,238.2	808.7	3,528.8	518.1	14.7%
Debentures	**1,185.5**	1,337.4	(151.9)	1,246.8	(61.3)	(4.9)%
Call money	**170.6**	173.3	(2.7)	204.2	(33.6)	(16.5)%
Payables under repurchase agreements	–	44.9	(44.9)	–	–	–
Collateral related to securities lending transactions	**5.6**	–	5.6	–	5.6	–
Trading liabilities	**68.9**	71.4	(2.5)	64.2	4.7	7.3%
Borrowed money	**339.9**	338.0	1.9	325.3	14.6	4.5%
Foreign exchanges	**0.4**	0.2	0.2	0.2	0.2	100.0%
Corporate bonds	**50.0**	–	50.0	50.0	–	–
Other liabilities	**194.9**	502.2	(307.3)	128.6	66.3	51.6%
Accrued employees bonuses	**4.8**	3.7	1.1	7.6	(2.8)	(36.8)%
Reserve for retirement benefits	**0.8**	1.4	(0.6)	1.0	(0.2)	(20.0)%
Reserve for loss on disposition of premises and equipment	**0.1**	0.1	–	0.1	–	–
Reserve for loss on sale of bonds	–	1.5	(1.5)	–	–	–
Acceptances and guarantees	**51.4**	61.7	(10.3)	49.8	1.6	3.2%
Total liabilities	**6,120.3**	5,774.7	345.6	5,607.3	513.0	9.1%
<<Shareholders' equity>>						
Capital stock	**451.2**	451.2	–	451.2	–	–
Capital surplus	**18.5**	18.5	–	18.5	–	–
Additional paid-in capital	**18.5**	18.5	–	18.5	–	–
Retained earnings	**348.7**	286.1	62.6	313.2	35.5	11.3%
Legal reserve	**6.9**	5.5	1.4	6.2	0.7	11.3%
Unappropriated retained earnings	**341.7**	280.6	61.1	307.0	34.7	11.3%
Net income	**39.1**	37.2	1.9	68.0	(28.9)	(42.5)%
Net unrealized gain on securities available-for-sale, net of taxes	**4.1**	3.4	0.7	5.8	(1.7)	(29.3)%
Treasury stock, at cost	**(0.0)**	(0.0)	(0.0)	(0.0)	(0.0)	0.0%
Total shareholders' equity	**822.7**	759.4	63.3	788.9	33.8	4.3%
Total liabilities and shareholders' equity	**6,943.1**	6,534.1	409.0	6,396.3	546.8	8.5%
US$ / yen	@113.21	@111.03		@107.39		

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Change

Tokyo (Tuesday, October 4, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational change:

1. Organizational Change
The Credit Risk Division, which currently belongs to the Institutional Banking Group, shall be transferred to the Risk Management Group.

2. Effective Date
October 11, 2005

3. Organization Chart
Please see attached.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303 TSE First Section)

Announcement of APLUS's Intention to Become Sponsor of Zen-Nichi Shinpan

Tokyo (Friday, October 7, 2005) – APLUS Co., Ltd ("APLUS"), consolidated subsidiary of Shinsei Bank, Limited ("Shinsei Bank"), today announced that the Board of Directors resolved to become sponsor of Zen-Nichi Shinpan Co., Ltd. ("Zen-Nichi Shinpan"), which has initiated the private reorganization based on the "private reorganization guideline" on September 22, 2005.

Shinsei Bank's consumer and commercial finance business, one of the Shinsei's three key business lines, will benefit from this expansion, on the event of APLUS becoming the sponsor of Zen-Nichi Shinpan, which has strong presence in the Chugoku and Shikoku region.

The transaction is subject to the agreement on the restructuring plan by the creditors such as the financial institutions, the signing of a definitive agreement and certain other conditions.

Profile of Zen-Nichi Shinpan

Company Name	Zen-Nichi Shinpan Co., Ltd.
President	Toshikazu Hirata
Address	1-1-4, Marunouchi, Okayama-Shi, Okayama
Establishment	April 1957
Paid in Capital	300 million yen
Total Assets	91.7 billion yen (as of March 2005)
Operating Income	11.0 billion yen (fiscal year ended Mach 2005)
Operating Profit	0.4 billion yen (fiscal year ended Mach 2005)
Number of Employees	307 (as of March 2005)
Number of branches	12 branches, 5 sales offices, 3 loan plaza
Major Business	Shopping credit business, Credit card business, Guarantee business

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Conditions of Shinsei Bank Unsecured Subordinated Bonds – Second Series

Tokyo (Tuesday, October 18, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the conditions of Shinsei Bank Unsecured Subordinated Bonds - Second Series as follows:

1.	Name of Bonds	:	Shinsei Bank, Limited Unsecured Subordinated Bonds-Second Series
2.	Aggregate amount of the Bonds	:	50 billion yen
3.	Amount of each Bond	:	Single denomination of 100 million yen
4.	Form of each Bond	:	Only in bearer form with interest coupons
5.	Interest rate	:	2.01 % per annum
6.	Issue price	:	100 yen for the nominal amount of 100 yen
7.	Redemption amount	:	100 yen for the nominal amount of 100 yen
8.	Collateral/ Guarantee	:	No Collateral or guarantee has been provided on the Bonds
9.	Term	:	10 Years (bullet)
10.	Maturity date	:	October 30, 2015
11.	Interest payment date	:	April 30 and October 31 of each year
12.	Offering date	:	October 18, 2005
13.	Method of offering	:	Domestic offering
14.	Closing date	:	October 31, 2005
15.	Lead managers	:	Nomura Securities Co., Ltd., Morgan Stanley Japan Limited Tokyo Branch, Shinsei Securities Co., Ltd.
16.	Co-managers	:	Daiwa Securities SMBC Co. Ltd., Deutsche Securities Limited Tokyo Branch, Goldman Sachs (Japan) Ltd. Tokyo Branch, J. P. Morgan Securities Asia Private Limited Tokyo Branch, Nikko Citigroup Limited
17.	Registrar	:	Shinsei Bank, Limited
18.	Rating	:	BBB+ (R&I)

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL.: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Cash Card Received Good Design Award 2005
The first financial institution to receive Award in Communication Design Category

Tokyo (Thursday, October 20, 2005) – Shinsei Bank, Limited ("Shinsei Bank") announced that their cash card received Good Design Award 2005 in Communication Design Category on October 3. This is the first time for a financial institution to receive a Communication Design Category Award since the category started in 2001.

At Shinsei Bank, customers can choose a cash card from 32 colors to suit their preferences. It was evaluated highly as an innovative communication tool that unites the customer to the Bank and directly conveys the branding concept "Color your life" which is the Bank's mission to bring the reality of a lifestyle abundant with color to the customers.

Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers with the aim of enriching their life and of adding color to their lifestyles.

Good Design

Good Design Award 2005
"Cash card that you can choose from 32 colors"





Overview of Good Design Award

Good Design

"Good Design Award (G-Mark System)" is Japan's only comprehensive design evaluation and commendation system which is based on "Good Design Selection System" established by the Ministry of International Trade and Industry in 1957. In 1998, it was privatized in the context of administrative reform and became a major project for the Japan Industrial Design Promotion Organization (JIDPO) in 1998.

Today, Good Design Award is developed into 4 categories; "Communication Design Category," "Product Design Category" for industrial products and software design, "Architecture and Environment Design Category" for architecture and environment space design, and "New Territory Design Category" for project, in general or contribute to develop regional culture, focused on design.

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Add Hong Kong and Singapore Dollar Deposit Products

Tokyo (Friday, October 21, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that the Bank will install Hong Kong dollar from October 21, and Singapore dollar from October 24, to foreign currency savings account in *"PowerFlex"* account.

By installing Asian Zone currencies, Hong Kong dollar and Singapore dollar, in addition to existing available six foreign currencies (US dollar, Euro, Canadian dollar, Australian dollar, New Zealand dollar and British pound sterling) the Bank is able to offer wide range of currency selection.

Shinsei Bank's foreign exchange rate is accessible 24 hours 365 days, timely to the foreign exchange market. Customers can flexibly access to the foreign exchange market through 24 hour online banking (Shinsei *PowerDirect*) or by 24 hour call center (Shinsei *PowerCall*).

***"PowerFlex"* Foreign currency savings account newly installed currency**

Currency	Installment date	Exchange handling fee		Foreign currency savings account interest rate
		Weekdays	Weekends & holidays	
Hong Kong dollar (HKD)	October 21	0.5 yen	2.0 yen	0.05% p.a.
Singapore dollar (SGD)	October 24	1.0 yen	2.0 yen	0.05% p.a.

* Exchange handling fee stated above is one basic currency unit/one way.
* Exchange handling fee and foreign currency savings account interest rate are based under the applicable condition of installment date.

Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers with the aim of being the bank of choice.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Increases Annuity Product Line for Individual Second Life

Tokyo (Tuesday, November 1, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced that the Bank will start sales of three investment-type (variable) individual annuity insurance products to provide customers who are starting their "second life" a broader range of asset management choices.
Shinsei Bank will start sales of Hartford Life Insurance K.K.'s new product "Adagio V3" on November 7. The Bank also started sales of "Mirai-Kouro" of Mitsui Sumitomo MetLife Insurance Co., Ltd., and "Smile" of T&D Financial Life Insurance Company on October 24.

In response to a greater demand for annuity products, Shinsei Bank newly starts handling three individual annuity insurance products to provide customers choices among products matching to their lifestyles. With these products, we meet various kinds of needs such as "for securing funds to enjoy lives after retirement while the principals are guaranteed at the same time," "for having more solid asset plans," and "for receiving dividends of 10, 15 years later through active asset management." Specialists at the Shinsei Financial Centers will provide advice to customers for suitable products based on their life plans and needs.

Under the brand concept "Color your life," Shinsei will provide products and services that will enrich and add color to the customers' second lives.

Please see the attachment for the product details.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Attachment

Investment-type individual annuity insurance products Shinsei Bank starts to sell

○ "Adagio V3"

Underwriter: Hartford Life Insurance K.K.

Start of sales: November 7 (Monday)

Features: This is a new investment-type individual annuity insurance with periodical cash flow while investing assets on a long-term basis for customers who wish to secure guarantee for later life while spending money to actively enjoy their second lives.

This Benefit Payment System enables customers to receive periodical cash flow after one year from the conclusion of the contract, which meets their demand to actively enjoy their lives at hand. Moreover, the customers can choose not to receive periodical cash flow. In this case, they are entitled to bonus cash flow at maturity, which may increase enjoyment of investment for the future. In this insurance product, paid-in premiums (principal) are covered by the minimum guarantee for the entire benefits, being the sum of cumulative periodical cash flow and annuity guarantee amounts. Moreover, stocks comprise about 60% of the invested "balance funds," which seeks opportunities to increase active customers' assets.

○ "Mirai-Kouro"

Underwriter: Mitsui Sumitomo MetLife Insurance Co., Ltd.

Start of sales: October 24 (Monday)

Features: This is a fully-fledged investment-type individual annuity insurance targeting customers who want to lead an affluent life after retirement. This product simultaneously allows pleasure of long-term asset management and comfort of guarantees in paid-in premiums (principal).

The product seeks a long-term active assets growth through continuous investment in "balance funds," a profit-oriented and diversified investment in domestic and overseas equities and bonds after the start of receiving annuities. Moreover, because 105-115% of paid-in premiums (principal) are the minimum guarantee as the total amount of annuity according to the investment course chosen, customers who aim for an upgraded second life can comfortably conduct asset management.

○ "Smile"

Underwriter: T&D Financial Life Insurance Company

Start of sales: October 24 (Monday)

Features: This is a simple and easy to understand investment-type individual annuity insurance for customers who wish to prepare for their second lives with assuredness, which provides pleasure of asset increase as well as comfort of paid-in premiums (principal) guarantee.

In case customers chose 10-year course, paid-in premiums (principal) are the minimum guarantee as the pension resource at maturity which comes 10 years later. It allows flexible life plans, because paid-in premiums (principal) are the minimum guarantee for the pension resource while customers have four options when receiving annuities and even they wish to receive in a lump-sum. Furthermore, "balance funds" seek stable investment by higher allocation of bonds in order to support solid second lives.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Establishing Fund Transfer Limits on *PowerFlex* Account

Tokyo (Wednesday, November 2, 2005) – Effective December 1, 2005, Shinsei Bank, Limited ("Shinsei Bank") will set a daily limit as below for fund transfers including transfers to accounts within Shinsei Bank in order to ensure transaction security for the customers using the *PowerFlex* Account. While the fund transfer limit will initially be set at 500,000 yen, a uniform amount, customers will be able to change the limit depending on their transaction needs.

Shinsei Bank fund transfer limit (Daily limit; effective December 1, 2005)

Initial limit (Uniform amount)	Request-based change of the limit
500,000 yen	Between 0 yen and 2,000,000 yen in units of 10,000 yen *

* This is the case for making change through internet banking Shinsei *PowerDirect*. Customers who want to set the fund transfer limit at an amount exceeding two million yen need to contact the Call Center (Shinsei *PowerCall*) or visit the branch (Shinsei Financial Center.)

Shinsei Bank places primary importance on safeguarding the valuable information and assets of customers. Separately, Shinsei Bank has already carried out a reduction in the ATM withdrawal limit; services for changing the ATM limit; "*PowerYokin*" a deposit that prevents direct withdrawals from ATMs unless customers transfer the funds to an ordinary account in advance and so on. At the same time, Shinsei Bank is striving to ensure the safety of customer deposits by taking the following security measures for internet banking Shinsei *PowerDirect*.

- Log-in by three kinds of codes for identification; branch number/account number (10 digit), ID number (4 digit) and a *PowerDirect* password (6-12 digit)
- Log-in by inputting on the security board (a safer method for not leaving keyboard operation records)
- Use of 128-bit SSL encryption
- Banking server protection using firewalls, etc.

By pursuing customer convenience and further security, the Bank endeavor to realize the brand concept, "Color your life," which embodies the Bank's commitment to bring the reality of a lifestyle abundant with color to the customers. Shinsei Bank continues to strive to develop products and services which offer value and convenience to the customers with the aim of being the bank of choice.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Exhibit B-8

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Launch New Type of "*PowerSmart*" Home Mortgage

- Convertible from variable to fixed interest rate -

Tokyo (Monday, November 7, 2005) – Shinsei Bank Limited ("Shinsei Bank") today announced the launch of "*PowerSmart*" Home Mortgage, with a conditional 10-year convertible variable rate option, which will be offered from today through March 31, 2006. This new product offers a real-time solution to customers who want to protect themselves against rising interest rates.

The "*PowerSmart*" Home Mortgage will provide a variable interest rate of 1% p.a. (as of November 7, 2005/interest rate may change daily/0.5% will be subtracted from the daily variable rate) for customers to benefit from the current low interest rate and also to hedge against a rise in interest rates in the future. The "*PowerFreeze*" function in the "*PowerSmart*" Home Mortgage allows customers to lock in on a fixed interest rate for the remaining term of the 10-year loan. Customers can easily switch to a fixed interest rate by contacting the Shinsei *PowerCall* call center (calls are accepted everyday). A special interest rate, standard rate minus 1% p.a., will be applied as the fixed interest rate (Please refer to the attachment).

As with the existing "*PowerSmart* Home Mortgage", a guarantee fee will not be charged to customers who use the "SmartPayment" service, which automatically makes early repayment with funds exceeding the designated balance in the savings account. Customers can also utilize "*PowerPocket*" service, which enables them to overdraw funds up to the total early repayment amount (in case of additional financial needs after early repayment). These features of the "*PowerSmart* Home Mortgage" offer great benefits to customers who want to reduce their loan principal, shorten the life of the loan and improve financial flexibility.

There is no processing fee for those who apply for "*PowerSmart* Home Mortgage" during the period from November 7 to December 31, 2005.

Under the brand concept "Color your life", Shinsei will continue to develop products and services to satisfy customer's diverse needs.

<Applicable interest rate after changing to a fixed interest rate for the remaining period of the initial 10 years>

Remaining Period	**Applicable Interest Rate (annual interest)**
More than 7 years	Standard rate for 10-year Fixed rate -1%
More than 5 years but not more than 7 years	Standard rate for 7-year Fixed rate -1%
More than 3 years but not more than 5 years	Standard rate for 5-year Fixed rate -1%
More than 1 year but not more than 3 years	Standard rate for 3-year Fixed rate -1%
1 year or less	Standard rate for 1-year Fixed rate -1%

*1 Loan disbursement to be made by Friday, April 28, 2006.

*2 As for refinancing from other banks, the service fee of 50,000 yen (including tax) shall be charged unless a loan contract is made within 1 month after the screening approval.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Attachment

Outline of *PowerSmart* Housing Mortgage <10-Year Convertible Variable Rate Type>

- Period

Application by Friday, March 31, 2006 and Loan disbursement by Friday, April 28, 2006

- Features

- Customers may choose to fix the interest rate from floating to fixed during the initial 10 years.
- Applicable floating interest rate is a preferential interest rate (=1.00% p.a., as of November 7, 2005) which is "Daily floating rate type" Standard Rate minus 0.5%.
- Customers may switch to a fixed interest rate anytime with no handling charge during the initial 10 years.
  (1) The interest rate can be fixed only once.
  (2) The fixed rate will apply the following day a customer makes the request to the Bank.
  (3) Fixed rate tenor will be set according to the remaining period of the loan at the time the customer makes the request. Fixed standard rate minus 1% p.a. will apply as the Fixed Rate.
  (4) The request for fixing an interest rate will be accepted only through the Shinsei *PowerCall* call center (0120-456-007) from 9 a.m. to 7 p.m. every day.
  (5) The fixed interest rate will apply for the rest of the initial 10 years.

Case 1 Image of Regular fixed interest rate

Example case: 10-year Fixed interest rate loan



Applicable interest rate is 10-year interest rate as of November 7, 2005
Interest rate
3% p.a.
0% p.a.
Interest rate of 3% (Fixed)
5 years
10 years
Average interest rate for 10 years
3.0% p.a.

Case 2 Image of PowerFreeze Function

Assumption: Starts with a variable rate. In 2 years, the floating interest rate rises by 0.5% p.a. (1.5%→2.0%) and the rate is fixed in 3 and a half years.

Example case: 7-year Fixed interest rate (Standard Rate) is 3.5% p.a. after 3 and a half years



Interest rate
3.0% p.a.
2.5% p.a.
1.5% p.a.
1.0% p.a.
0% p.a.
Floating interest rate
Fixed interest rate of 2.5% p.a.
3 and a half years
Variable Rate (Standard Rate - 0.5% p.a.)
Fixed Rate (Standard Rate - 1% p.a.)
Change to Fixed Rate
(PowerFreeze Function)
Average interest rate for 10 years *1
2.05% p.a.

*1 6 months is 0.5 year, and a simple weighted average method applies.

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Start Offering an Automatic Installment Type Foreign Currency Time Deposit

Tokyo (Tuesday, November 8, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced the launch of "*PowerBuilder*", a new foreign currency installment time deposit.

Customers can invest in this foreign currency deposit with a monthly minimum installment of 10,000 yen through Shinsei *PowerDirect* internet banking and it gives consumers the opportunity to earn higher yields than traditional Japanese yen deposits. "*PowerBuilder*" is available in U.S. Dollar, Euro, Australian Dollar, New Zealand Dollar and Sterling Pound. Deposits will be made automatically from a yen savings account to the "*PowerBuilder*" account on a stipulated day each month. The deposit tenors currently offered are 6 months, 1 year, 2 years or 3 years and a bonus interest payment in yen will be credited to the savings account for deposits that fulfill all installments without any failure until maturity*[1].

By purchasing foreign currency over a period of time in fixed yen installments, the unit cost of foreign currency is averaged out during the term. "*PowerBuilder*" enables customers to build their assets with higher interest rate on a foreign currency deposit while averaging out any exchange fluctuation risk. It is an affordable product for even those who are interested in higher yields in foreign currency deposits but worry about exchange risks.

Under the brand concept "Color your life", Shinsei will continue to develop products and services to satisfy customer's diverse needs.

Term, Interest rate and Minimum deposit of "*PowerBuilder*"

	U.S. Dollar (USD)	Euro (EUR)	Australian Dollar (AUD)	New Zealand Dollar (NZD)	Sterling Pound (GBP)
Interest rate *[2]: per annum	Term: 6-month, 1-year, 2-year, 3-year				
	2.5%	1.0%	4.0%	5.0%	3.0%
Minimum Deposit *[3]: Yen denominated amount	10,000 yen	10,000 yen	10,000 yen	10,000 yen	10,000 yen
Foreign currency denominated amount	100USD	100EUR	200AUD	200NZD	100GBP

*[1] Bonus interest payment:

[Principal amount at maturity] x 0.5 yen (round down)

(Example) In case 100USD is installed monthly for 1 year:

Foreign currency principal at maturity = 100USD x 12 months=1,200USD

Bonus interest rate = 1,200 x 0.5 yen = 600 yen (before tax)

*2 Before 20% separate withholding tax. Interest rate is as of November 8.

*3 "Minimum Deposit" is a monthly installment amount as well as a minimum deposit to open "*PowerBuilder*" account.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $56 billion in assets and 29 branches throughout Japan (non-consolidated, as of June 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL.: 03-5511-5111

For Immediate Press Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Reports First Half Fiscal Year 2005 Financials

Tokyo (Tuesday, November 8, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today reported its financials for the first half of fiscal year (FY) 2005 ended September 30, 2005.

First Half FY2005 Financial Highlights [1]

(all figures compared to first half of FY2004)

- Consolidated revenue grew 79.2% to 130.5 billion yen [1].
- Consolidated ordinary business profit increased 85.9% to 63.8 billion yen [1].
- Consolidated net income totaled 37.7 billion yen, 3.0 billion yen lower than the same period last year due to inclusion of 12.8 billion yen (net) of amortized acquired goodwill and intangible assets.
- Diluted net income per share was 18.71 yen.
- Consolidated cash basis net income increased 24.0% to 50.5 billion yen.
- Cash basis diluted net income per share was 25.08 yen, up 18.6% or 3.92 yen.
- Expense to revenue ratio improved to 51.1% from 52.8% [1] .
- Non-performing loans decreased 27.7 billion yen to 46.1 billion yen (non-consolidated) as of September 30, 2005 representing 1.16% of total claims outstanding.

Note : [1] Management Accounting basis

First Half FY2005 Business Highlights

- Shinsei Bank entered into a joint venture – Servicegesellschaft Kreditmanagement GmbH - with NORD/LB, WestLB AG and J.C.Flowers & Co.,LLC for the work-out of non-performing loans. This becomes the first public sector banking company in Germany to offer purchase, restructuring and liquidation of non-performing loans.
- Shinsei Bank, in an alliance with Rakuten Securities Inc., launched a new online securities brokerage agent service which allows Shinsei Bank's retail banking customers to buy and sell shares in a Rakuten Securities account through Shinsei *PowerDirect.*
- Shinsei Bank and Credit Suisse Life concluded an agency agreement to launch a new variable annuity product via the internet.

- Growing number of Shinsei Bank's ATMs now accept Cirrus, MasterCard, VISA and Maestro cards issued overseas. In addition to cards issued by PLUS, VISA International and VISA Electron, Shinsei Bank's ATMs are now able to accept about two-billion cards issued worldwide.
- In May 2005, THOMSON DealWatch awarded Shinsei Bank and Shinsei Securities the "Commercial Mortgage-backed Securities Deal of the Year" for 2004 for the securitization of non-recourse loan extended to Mizuho Bank, Ltd., Head Office and Otemachi Financial Center.
- Shinsei Bank was ranked first in the Nihon Keizai Shimbun's customer satisfaction survey of Japanese financial institutions for the 2nd consecutive year.
- Fitch Ratings upgraded Shinsei Bank and Shinsei Trust to long-term BBB+ from BBB.
- Shinsei Bank became one of the component stocks of the "Nikkei 225" – Japan's most widely followed equity index.

1. Income Statement

Shinsei Bank reported consolidated revenue of 130.5 billion yen for the first half of fiscal 2005, an increase of 57.6 billion yen or 79.2% from the first half of fiscal 2004. Net yield on interest earning assets and fees and commissions grew in all key areas resulting in strong overall revenue growth.

Net revenue on interest earning assets, comprising net interest income, net margin on leases and installment receivables, increased by 37.2 billion yen to 63.7 billion yen for the first half of FY2005 as compared to the same period last year. Net yield on interest earning assets increased by 0.86% for the first half FY2005 to 1.95% from 1.09% during the same period in fiscal 2004. Total revenue from interest earning assets increased to 84.9 billion yen for the first half FY2005 from 42.6 billion a year ago. Higher yields on interest earning assets accounted for 65% of the increase in total revenue, with higher average balances accounting for the remainder. The increase in yields and average balances was primarily due to addition of APLUS and Showa Leasing to the consolidated totals and the inclusion of leases and installment receivables in interest earning assets. Interest expense for the first half of FY2005 increased by 5.0 billion yen to 21.2 billion yen. Higher interest bearing liability balances accounted for about 81% of the increase in interest expense while higher yields accounted for the remaining 19%. The increase in interest bearing liability balances primarily resulted from the inclusion of APLUS and Showa Leasing bank borrowings.

Non-interest income grew 42.9 billion yen to 90.4 billion yen. This significant rise is partly driven by fees on installment shopping credit, credit cards, guarantees and other financing from newly acquired APLUS customers, fees from institutional customers from non-recourse real estate finance and securitizations and commissions on sales of asset management products to retail

and high net worth customers.

General and administrative expenses increased by 28.1 billion yen to 66.6 billion yen in the first half of fiscal 2005 mainly due to the inclusion of APLUS and Showa Leasing. This expense increase was partly offset by continual expense rationalization across all businesses. During the first half, Shinsei Bank's expense to revenue ratio improved to 51.1% from 52.8% in the first half of FY2004.

Net credit costs for the first half were 14.5 billion yen, as compared to net credit recoveries of 10.6 billion yen for the same period a year ago. The net credit recoveries during the first half last year were primarily attributable to reduction in the historical default ratio due to improvement in overall asset quality. The net credit costs in the first half of this fiscal year mainly relate to net credit costs in APLUS and Showa leasing.

Consolidated net income for the period was 37.7 billion yen, as compared to 40.7 billion yen for the same period last year. The first half of this fiscal year included 12.8 billion yen of amortized acquired goodwill and intangible assets, net of tax benefit related to the acquisition of APLUS and Showa Leasing. Diluted net income per share for the six months ended September 30, 2005 was 18.71 yen.

Shinsei Bank also reports cash basis net income on a voluntary basis in order to provide greater transparency and understanding of its underlying performance. Cash basis net income is calculated by excluding amortization of acquired goodwill and intangible assets, net of tax benefit, from net income under Japanese GAAP. For the first half of fiscal 2005, consolidated cash basis net income was 50.5 billion yen, an increase of 24.0% as compared to the same period last year. Cash basis diluted net income per share for the first half of fiscal 2005 was 25.08 yen, an increase of 3.92 yen or 18.6%, as compared to the same period last year.

On a non-consolidated basis, Shinsei Bank earned first half FY2005 net business profit before general reserve for loan losses (*jisshitsu gyomu jun-eki*) of 34.2 billion yen and non-consolidated net income after tax of 39.1 billion yen.

2. Business Line Results

Shinsei Bank continued to focus on its product offerings to its three business lines – Institutional Banking, Consumer and Commercial Finance and Retail Banking. All three businesses grew revenue in the first half in line with Shinsei Bank's customer-focused, solution driven business

model.

Institutional Banking

The Institutional Banking business is benefiting from carrying out its "solution banking" approach and bringing investment banking services and expertise to the target customer base quickly and efficiently through an integrated team of product specialists and relationship managers. This business is now positioned in Japan as a hybrid commercial and investment banking franchise. The business generated revenue of 52.6 billion yen in the first half of this fiscal year – an increase of 3.0 billion yen or 6.2% from the same period the previous year. It delivered strong results in non-recourse real estate finance, securitizations and capital markets activities. The non-recourse real estate finance balance grew 14.4% to 851.8 billion yen in the first half of this fiscal year, with 80 new transactions concluded during the six-month period. The securitization business continues to perform well, closing 10 transactions during the first half with a total issuance amount of about 235.6 billion yen. The continual success of this business earned Shinsei Bank and Shinsei Securities in May 2005 the "Commercial Mortgage-backed Securities Deal of the Year" for 2004. In the first half, general and administrative expenses were 19.5 billion yen, marginally higher than the same period last year. This resulted in an expense to revenue ratio improvement from 38.4% in the first half FY2004 to 37.1% in the first half FY2005.

Consumer and Commercial Finance

The acquisition of APLUS and Showa Leasing in FY2004 transformed Consumer and Commercial Finance ("CCF") business into a core Shinsei Bank business that is now contributing significantly to the Bank's financial performance while adding new customers, experienced personnel, technical capabilities and employing Shinsei Bank's expertise and know-how. In the first half of fiscal 2005, CCF business contributed revenue of 57.6 billion yen, or over 44% of total Shinsei Bank's revenue. Continual expense rationalization coupled with revenue growth improved the expense to revenue ratio to 51.8% in the first half of this fiscal year from 88.5% a year ago. The business generated ordinary business profit of 27.8 billion yen, an increase of 27.4 billion yen from the same period last year primarily due to the addition of newly acquired subsidiaries – APLUS and Showa Leasing.

Shinsei Bank has appointed several senior officers in the consumer and commercial finance business. Teruaki Yamamoto, a director of Shinsei Bank, was appointed as APLUS President in June 2005. Hitoshi Tsunemine of Shinsei Bank was appointed President of Shinki, a 39% owned affiliate, in June 2005.

Retail Banking

The Retail Banking business continued to expand its range of innovative products and focus on empowering the customer. During the first half of this fiscal year, total revenue increased 1.3% to 21.5 billion yen from the same period last year. As compared to the same period a year ago, net interest income grew 1.2 billion yen or 17.8% to 8.4 billion yen reflecting robust growth in housing loans and deposits. Fees from asset management products increased 16.7% to 3.2 billion yen from the same period last year while option income from structured deposits declined marginally by 1.5 billion yen to 10.4 billion due to particularly favorable market conditions for these products a year ago. Retail Banking had total expenses of 17.5 billion yen, an increase of 1.5 billon yen, during the six months period. The expense increase relates to expansion of distribution channels and the growth of customer driven transactions. Ordinary business profit was 4.0 billion yen for the first half of fiscal 2005.

During the first half of fiscal 2005, following the successful launch of Shinsei Bank's "Color your life" campaign, Shinsei Bank added more than 247,000 new *PowerFlex* retail and high net worth customers, compared to about 194,000 over the same period last year. The retail business now has over 1.5 million retail accounts.

ALM/Corporate/Other

ALM, Corporate and Other primarily includes results of corporate treasury activities, income from proprietary investments, inter-company eliminations, and corporate level expenses. The first half ordinary business loss of 1.0 billion yen is better by 0.8 billion yen as compared to the same period last year largely due to lower expenses.

3. Balance Sheet

Shinsei Bank's loan balance was 3,828.0 billion yen at the end of September 2005, 397.6 billion yen or 11.6% higher than the March 2005 level. In the first half, strong loan growth was achieved in several key areas such as corporate loans, retail housing loans, non-recourse real estate finance and lending to CCF customers. Corporate loans increased 6.8% or 167.4 billion yen to over 2.6 trillion yen and loans to retail customers, including lending to high net worth individuals, grew 36.4% or 112.2 billion yen to 420.3 billion yen. Lending to CCF customers increased 42.3 billion yen to 315.0 billion yen in the six-month period ended September 30, 2005.

Debentures and corporate bond balances, as a component of the banks funding, continue to

decrease in line with the strategy to emphasize funding through retail deposits. As of September 30, 2005, total debentures and corporate bonds stood at 1,263.7 billion yen, a decline of 67.2 billion yen during the six-month period. Total deposits increased 14.8% to 3,964.3 billion yen mainly due to an increase in retail deposits. The retail deposits balance, including high net worth customers, grew over 23% in the first half and has now reached over 2.8 trillion yen. As a result, retail funding now represents close to 64% of total customer funding, an increase from 60% as of March 2005.

4. Non-performing Loans (non-consolidated)

Shinsei Bank made further progress in bringing down its non-performing loan balances. As of September 30, 2005, total non-performing loans were at 46.1 billion yen – a decline of 27.7 billion yen or 37.5% as compared to the same period a year ago and a reduction of 5.7 billion yen from March 31, 2005. Non-performing loans currently represent 1.16% of total claims outstanding.

5. Reserve for Credit Losses (non-consolidated)

The total reserve for credit losses was 114.5 billion yen as of the end of September 2005, a decline of 9.9 billion yen from the end of March 2005.

6. Dividends

The first half of fiscal 2005 financials and a proposal for Shinsei Bank to pay interim dividends to common shareholders of 1.48 yen per share, as compared to 1.29 yen per share a year ago, will be submitted to the Board of Directors on November 30, 2005.

****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 30 Shinsei Financial Centers throughout Japan (non-consolidated, as of September 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Financial Highlights - Consolidated

Results of Operations [1]

(billions of yen)

	for the first half ended		Change		(reference) for the fiscal year ended
	Sep. 2005 (1H-FY2005)	Sep. 2004 (1H-FY2004)			March 2005 (FY2004)
	a	b	a-b	%	
Net interest income	**40.1**	25.3	14.7	58.1%	66.8
Non-interest income	**90.4**	47.4	42.9	90.4%	111.1
Total revenue [2]	**130.5**	72.8	57.6	79.2%	178.0
General and administrative expenses [2]	**66.6**	38.5	28.1	73.2%	96.0
Ordinary business profit (*jisshitsu gyomu jun-eki*) [2]	**63.8**	34.3	29.4	85.9%	81.9
Net credit recoveries (costs)	**(14.5)**	10.6	(25.0)	n.m. [5]	0.9
Amortization of acquired goodwill and intangible assets	**(14.6)**	0.0	(14.6)	n.m.	(8.8)
Taxes and others	**3.1**	(4.2)	7.3	n.m.	(6.6)
Net income	**37.7**	40.7	(3.0)	(7.6)%	67.4
Cash basis net income [3]	**50.5**	40.7 [4]	9.7	24.0%	74.7

(1) Certain prior period amounts have been reclasified to conform to current period presentation.
(2) Management accounting basis
(3) Excludes amortization of APLUS and Showa Leasing's acquired (consolidation) goodwill and intangible assets, net of tax benefit.
(4) Assuming cash basis net income is equal to net income (Japanese GAAP basis) for the first half ended September 2004.
(5) n.m. is not meaningful.

Selected Balance Sheet Data

(billions of yen)

	as of the end of		Change	
	Sep. 2005	Mar. 2005		
	a	b	a-b	%
Securities	**1,678.2**	1,478.2	200.0	13.5%
Loans and bills discounted	**3,828.0**	3,430.4	397.6	11.6%
Lease and installment receivables [6]	**769.1**	735.8	33.3	4.5%
Intangible assets [7]	**72.6**	77.2	(4.6)	(6.0)%
Consolidation goodwill, net	**229.6**	244.0	(14.4)	(5.9)%
Customers' liabilities for acceptances and guarantees	**1,002.4**	1,058.1	(55.7)	(5.3)%
Total assets	**9,142.7**	8,576.3	566.4	6.6%
Deposits (including NCDs)	**3,964.3**	3,452.8	511.5	14.8%
Debentures and corporate bonds	**1,263.7**	1,330.9	(67.2)	(5.1)%
Borrowed money	**1,166.9**	1,160.2	6.7	0.6%
Acceptances and guarantees	**1,002.4**	1,058.1	(55.7)	(5.3)%
Total liabilities	**8,261.6**	7,735.7	525.9	6.8%
Minority interests in subusidiaries	**60.4**	53.8	6.6	12.1%
Total shareholders' equity	**820.6**	786.6	34.0	4.3%

(6) Lease assets are included in premises and equipment or other assets and installment receivables are a part of other assets in the consolidated balance sheet.
(7) Identified intangible assets recorded through APLUS and Showa Leasing acquisitions.

Interest-Earning Assets and Interest-Bearing Liabilities (Consolidated) [1]

(billions of yen (except percentages))

For the first half fiscal year ended September 30	*for the first half ended* Sep. 2005 (1H-FY2005) Average balance	Interest	Yield/rate (%)	Sep. 2004 (1H-FY2004) Average balance	Interest	Yield/rate (%)	(Reference) for the fiscal year ended Mar. 2005 (FY2004) Average balance	Interest	Yield/rate (%)
Interest-earning assets [2]:									
Loans and bills discounted	3,576.5	50.8	2.83	2,967.9	29.6	1.99	3,099.9	77.3	2.50
Lease and installment receivables [2]	781.4	23.6	6.04	31.3	1.1	7.03	152.2	10.3	6.78
Securities	1,698.5	8.3	0.98	1,310.8	7.0	1.08	1,509.4	15.8	1.05
Other earning assets	470.4	2.1	0.90	547.0	4.8	1.76	553.4	8.1	1.48
Total interest-earning assets [2]	6,527.0	84.9	2.60	4,857.1	42.6	1.75	5,315.0	111.7	2.10
Interest-bearing liabilities:									
Deposits and negotiable certificates of deposit	3,548.5	8.0	0.45	2,910.1	7.2	0.50	3,096.2	13.6	0.44
Debentures	1,198.9	2.6	0.44	1,325.2	3.2	0.48	1,311.4	6.1	0.47
Subordinated debt	251.6	3.0	2.41	219.3	3.6	3.35	210.5	6.9	3.32
Borrowed money and corporate bonds	967.3	6.5	1.36	141.2	1.5	2.15	338.0	6.6	1.96
Other interest-bearing liabilities	225.8	0.8	0.79	343.1	0.4	0.28	259.7	1.0	0.40
Total interest-bearing liabilities	6,192.4	21.2	0.68	4,939.2	16.1	0.65	5,216.0	34.4	0.66
Non interest-bearing sources of funds:									
Non interest-bearing (assets) liabilities, net	(459)	-	-	(829)	-	-	(659)	-	-
Shareholders' equity	794	-	-	747	-	-	758	-	-
Total interest-bearing liabilities and non interest-bearing sources of funds	6527	-	-	4857	-	-	5315	-	-
Net interest margin [2]	-	-	1.91	-	-	1.10	-	-	1.44
Impact of non interest-bearing sources	-	-	0.04	-	-	(0.01)	-	-	0.01
Net yield on interest-earning assets [2]	-	63.7	1.95	-	26.4	1.09	-	77.2	1.45
Note:									
Reclasses from total revenue on earning assets to total interest income.									
Total revenue on earning assets	6,527.0	84.9	2.60	4,857.1	42.6	1.75	5,315.0	111.7	2.10
Lease and installment receivables	781.4	23.6	6.04	31.3	1.1	7.03	152.2	10.3	6.78
Total interest income	5,745.5	61.3	2.13	4,825.8	41.5	1.72	5,162.8	101.3	1.96

(1) Certain prior period numbers have been reclasified to conform to current period presentation.

(2) Includes lease and installment receivables assets and related yields.

Interest-Earning Assets and Interest-Bearing Liabilities (Non-consolidated)

(billions of yen (except percentages))

For the first half fiscal year ended September 30	*for the first half ended* Sep. 2005 (1H-FY2005) Average balance	Interest	Yield/rate (%)	Sep. 2004 (1H-FY2004) Average balance	Interest	Yield/rate (%)	(Reference) for the fiscal year ended Mar. 2005 (FY2004) Average balance	Interest	Yield/rate (%)
Interest-earning assets:									
Cash and due from banks	72.3	1.0	2.92	146.7	1.6	2.22	134.7	2.7	2.06
Call loans	44.9	0.0	0.03	141.4	0.0	0.01	134.1	0.0	0.01
Receivables under resale agreements	-	-	-	0.9	0.0	0.00	1.7	0.0	0.00
Collateral related to securities borrowing transactions	6.4	0.0	0.49	49.2	0.0	0.01	49.5	0.0	0.01
Securities	1,977.4	11.8	1.19	1,314.8	6.8	1.03	1,526.0	15.5	1.01
Loans and bills discounted	3,483.9	28.8	1.65	3,070.2	28.7	1.86	3,186.9	58.5	1.83
Other interest-earning assets	82.6	0.3	0.93	95.7	0.2	0.51	93.9	0.6	0.66
Interest rate and fund swaps	-	0.5	-	-	2.5	-	-	4.2	-
Total interest-earning assets	5,667.7	42.7	1.50	4,819.1	40.0	1.65	5,127.0	81.8	1.59
Interest-bearning liabilities:									
Deposits	3,421.1	8.0	0.47	2,604.9	7.2	0.55	2,828.8	13.5	0.47
Negotiable certificates of deposit	199.6	0.0	0.02	412.9	0.0	0.03	410.1	0.1	0.03
Debentures	1,206.3	2.6	0.43	1,332.3	3.2	0.48	1,319.2	6.2	0.47
Call money	139.1	0.0	0.07	102.9	0.3	0.58	117.8	0.6	0.53
Payable under repurchase agreements	1.2	0.0	0.00	227.1	0.0	0.00	121.3	0.0	0.00
Collateral related to securities lending transactions	6.6	0.0	0.20	12.0	0.0	0.04	13.2	0.0	0.03
Borrowed money	324.4	3.5	2.20	338.2	4.6	2.76	326.6	8.2	2.53
Corporate bonds	50.0	0.1	0.42	-	-	-	0.9	0.0	0.39
Other interest-bearing liabilities	1.7	0.7	88.25	0.2	0.1	109.81	0.2	0.3	106.10
Interest rate and fund swaps	-	-	-	-	-	-	-	-	-
Total interest-bearing liabilities	5,350.2	15.2	0.56	5,030.9	15.6	0.62	5,138.7	29.1	0.56
Net interest income/yield on interest-earning assets	5,667.7	27.4	0.96	4,819.1	24.3	1.00	5,127.0	52.6	1.02

Per share data

(yen)

	for the first half ended		(reference) for the fiscal year ended
	Sep. 2005 (1H-FY2005)	Sep. 2004 (1H-FY2004)	March 2005 FY2004
Common shareholder's equity	**354.68**	312.76	329.65
Fully diluted shareholders' equity	**404.66**	381.95	390.06
Basic net income	**26.33**	28.60	46.78
Diluted net income	**18.71**	21.16	34.98

Cash basis per share data

(yen)

	for the first half ended		(reference) for the fiscal year ended
	Sep. 2005 (1H-FY2005)	Sep. 2004 (1H-FY2004)	March 2005 FY2004
Basic net income	**35.79**	28.60	52.15
Diluted net income	**25.08**	21.16	38.76

Performance Ratios

(%)

	for the first half ended		(reference) for the fiscal year ended
	Sep. 2005 (1H-FY2005)	Sep. 2004 (1H-FY2004)	March 2005 FY2004
Return on assets	**0.8%** (2)	1.3% (2)	0.9%
Return on equity (fully diluted)	**9.4%** (2)	10.9% (2)	8.9%
Cash basis return on assets	**1.2%** (2)	1.3% (2)	1.0%
Cash basis return on equity (fully diluted)	**12.5%** (2)	10.9% (2)	9.8%
Expense to revenue (overhead) ratio (1)	**51.1%**	52.8%	54.0%

(1) Management accounting basis

Supplemental Financial Data and Reconciliation to Japanese GAAP Measures

For the first half FY2005 ended September 30, 2005	(billions of yen, except per share data and percentages)
Amortization of acquired goodwill and intangible assets (3)	
Amortization of intangible assets	**4.5**
Associated deferred tax liability	**(1.8)**
Amortization of acquired goodwill	**10.1**
Total amortization of acquired goodwill and intangible assets, net of tax benefit	**12.8**
Reconciliation of net income to cash basis net income	
Net income	**37.7**
Total amortization of acquired goodwill and intangible assets, net of tax benefit	**12.8**
Cash basis net income	**50.5**
Reconciliation of basic net income per share to cash basis basic net income per share	
Basic net income per share	**26.33**
Effect of amortization of acquired goodwill and intangible assets, net of tax benefit	**9.46**
Cash basis basic net income per share	**35.79**
Reconciliation of diluted net income per share to cash basis diluted net income per share	
Diluted net income per share	**18.71**
Effect of amortization of acquired goodwill and intangible assets, net of tax benefit	**6.37**
Cash basis diluted net income per share	**25.08**
Reconciliation of return on assets to cash basis return on assets	
Return on assets	**0.8** (2)
Effect of amortization of acquired goodwill and intangible assets, net of tax benefit	**0.3** (2)
Cash basis return on assets	**1.2** (2)
Reconciliation of return on equity to cash basis return on equity	
Return on equity (fully diluted)	**9.4** (2)
Effect of amortization of acquired goodwill and intangible assets, net of tax benefit	**3.2** (2)
Cash basis return on equity (fully diluted)	**12.5** (2)

(2) Annualized basis

(3) Acquired goodwill and intangible assets are referred to as consolidation goodwill and other intangibles in our financial statements.

Consolidated Interim Statements of Income

(billions of yen)

	1H-FY2005 a	1H-FY2004 b	Change a-b	Change %	FY2004 c
Interest on loans and bills	**50.8**	29.6	21.2	71.6%	77.3
Interest and dividends on securities	**8.3**	7.0	1.3	18.6%	15.8
Other interest income	**2.1**	31.5	(29.4)	(93.3)%	8.1
Interest income	**61.3**	41.5	19.8	47.7%	101.3
Fees and commissions income	**34.2**	13.9	20.3	146.0%	57.6
Trading profits	**12.7**	15.3	(2.6)	(17.0)%	23.9
Other business income	**132.6**	19.8	112.8	569.7%	38.2
Other operating income	**12.5**	13.0	(0.5)	(3.8)%	27.3
Operating income	**253.6**	**103.7**	**149.9**	**144.6%**	248.6
Interest on deposits,including negotiable certificates of deposit	**8.0**	7.2	0.8	11.1%	13.6
Interest and discounts on debentures	**2.6**	3.2	(0.6)	(18.8)%	6.1
Interest on other borrowings	**8.4**	5.1	3.3	64.7%	13.5
Other interest expenses	**2.0**	0.5	1.5	300.0%	1.0
Interest expenses	**21.2**	16.1	5.1	31.7%	34.4
Fees and commissions expenses	**10.7**	4.5	6.2	137.8%	15.3
Trading losses	**0.0**	0.0	0.0	0.0%	–
Other business expenses	**90.1**	6.9	83.2	1205.8%	15.4
General and administrative expenses	**67.0**	39.2	27.8	70.9%	97.3
Amotization of consolidation goodwill	**10.1**	–	10.1	100.0%	4.9
Amotization of identified intangible assets	**4.5**	–	4.5	100.0%	3.9
Losses on write-off of loans	**10.5**	0.9	9.6	1066.7%	10.0
All other	**5.5**	7.2	(1.7)	(23.6)%	12.6
Other operating expenses	**30.7**	8.2	22.5	274.4%	31.5
Operating expenses	**219.9**	**75.1**	**144.8**	**192.8%**	194.1
Net operating income	**33.6**	**28.5**	**5.1**	**17.9%**	54.4
Extraordinary gains	**2.7**	12.9	(10.2)	(79.1)%	11.8
Extraordinary losses	**0.5**	0.5	0.0	0.0%	0.7
Income before income taxes and minority interests	**35.8**	40.9	(5.1)	(12.5)%	65.5
Income tax (current)	**1.7**	0.6	1.1	183.3%	1.4
Income tax (deferred)	**(4.8)**	(0.5)	(4.3)	860.0%	(3.4)
Minority interests in net income (loss) of subsidiaries	**1.2**	0.0	1.2	0.0%	0.1
Net income	**37.7**	**40.7**	**(3.0)**	**(7.4)%**	67.4

(billions of yen)

(Ref.) Ordinary business profit (*jisshitsu gyomu jun-eki*) (1)	**63.8**	**34.3**	**29.5**	**86.0%**	81.9
US$ / yen	**@113.21**	@111.03			@107.39

(1) Management accounting basis

Consolidated Interim Balance Sheets

-- Assets

(billions of yen)

	Sep 30, 2005	Sep 30, 2004	Change	March 31, 2005	Change	
	a	b	a-b	c	a-c	%
<<Assets>>						
Cash and due from banks	**352.5**	**468.9**	(116.4)	277.5	75.0	27.0%
Call loans	**117.0**	**50.8**	66.2	70.0	47.0	67.1%
Collateral related to securities borrowing transactions	**5.2**	**146.3**	(141.1)	3.7	1.5	40.5%
Other monetary claims purchased	**244.3**	**233.8**	10.5	320.3	(76.0)	(23.7)%
Trading assets	**119.8**	**443.6**	(323.8)	168.5	(48.7)	(28.9)%
Monetary assets held in trust	**393.6**	**429.5**	(35.9)	372.2	21.4	5.7%
Securities	**1,678.2**	**1,339.8**	338.4	1,478.2	200.0	13.5%
Loans and bills discounted	**3,828.0**	**3,074.6**	753.4	3,430.4	397.6	11.6%
Foreign exchanges	**12.8**	**12.3**	0.5	8.5	4.3	50.6%
Other assets	**868.4**	**711.8**	156.7	850.4	18.0	2.1%
Premises and equipment	**419.4**	**106.2**	313.2	418.9	0.5	0.1%
Deferred discounts on and issuance expenses for debentures	**0.2**	**0.2**	(0.0)	0.2	(0.0)	(0.0)%
Deferred tax assets	**26.6**	**26.0**	0.6	24.6	2.0	8.1%
Consolidation goodwill, net	**229.6**	**200.8**	28.8	244.0	(14.4)	(5.9)%
Customers' liabilities for acceptances and guarantees	**1,002.4**	**1,237.8**	(235.4)	1,058.1	(55.7)	(5.3)%
Reserve for credit losses	**(155.9)**	**(157.5)**	1.6	(149.7)	(6.2)	4.1%
Total assets	**9,142.7**	**8,325.3**	817.4	8,576.3	566.4	6.6%
US$ / yen	**@113.21**	@111.03		@107.39		

Consolidated Interim Balance Sheets

-- Liabilities, minority interests in subsidiaries and shareholders' equity

(billions of yen)

	Sep 30, 2005	Sep 30, 2004	Change	March 31, 2005	Change	
	a	b	a-b	c	a-c	%
<<Liabilities>>						
Deposits, including negotiable certificates of deposit	**3,964.3**	3,168.8	795.5	3,452.8	511.5	14.8%
Debentures	**1,181.7**	1,333.2	(151.5)	1,242.6	(60.9)	(4.9)%
Call money	**170.6**	173.3	(2.7)	204.2	(33.6)	(16.5)%
Payables under repurchase agreements	**–**	44.9	(44.9)	–	–	–
Collateral related to securities lending transactions	**5.6**	–	5.6	–	5.6	–
Commercial paper	**77.8**	11.0	66.8	13.3	64.5	485.0%
Trading liabilities	**80.0**	72.5	7.5	69.1	10.9	15.8%
Borrowed money	**1,166.9**	656.1	510.8	1,160.2	6.7	0.6%
Foreign exchanges	**0.1**	0.0	0.1	0.0	0.1	0.0%
Corporate bonds	**82.0**	29.5	52.5	88.3	(6.3)	(7.1)%
Other liabilities	**501.8**	805.4	(303.6)	412.7	89.1	21.6%
Accrued employees bonuses	**7.0**	5.7	1.3	10.2	(3.2)	(31.4)%
Reserve for retirement benefits	**3.2**	1.5	1.7	3.3	(0.1)	(3.0)%
Reserve for loss on disposition of premises and equipment	**0.1**	0.1	–	0.1	–	–
Reserve for loss on sale of bonds	**–**	1.5	(1.5)	–	–	–
Reserve under special law	**0.0**	0.0	0.0	0.0	–	–
Deferred tax liabilities	**17.4**	18.5	(1.1)	20.2	(2.8)	(13.9)%
Acceptances and guarantees	**1,002.4**	1,237.8	(235.4)	1,058.1	(55.7)	(5.3)%
Total liabilities	**8,261.6**	7,560.6	701.0	7,735.7	525.9	6.8%
Minority interests in subsidiaries	**60.4**	1.0	59.4	53.8	6.6	12.3%
<<Shareholders' equity>>						
Capital stock	**451.2**	451.2	–	451.2	–	–
Capital surplus	**18.5**	18.5	–	18.5	–	–
Retained earnings	**345.0**	288.0	57.0	311.0	34.0	10.9%
Net unrealized gain on securities available-for-sale, net of taxes	**2.7**	3.4	(0.7)	3.0	(0.3)	(10.0)%
Foreign currency transaction adjustments	**2.9**	2.3	0.6	2.7	0.2	7.4%
Treasury stock, at cost	**(0.0)**	(0.0)	(0.0)	(0.0)	(0.0)	0.0%
Total shareholders' equity	**820.6**	763.7	56.9	786.6	34.0	4.3%
Total liabilities, minority interests in subsidiaries and shareholders' equity	**9,142.7**	8,325.3	817.4	8,576.3	566.4	6.6%
US$ / yen	@113.21	@111.03		@107.39		

Reference Material

(The tables below represent translations of the original disclosure in the Japanese language.)

1. Non-Consolidated Financial Results [and Projections]

(billions of yen)

	for the first half ended		for the fiscal year ended	for the fiscal year ended
	Sep. 30, 2005 (1H-FY2005)	Sep. 30, 2004 (1H-FY2004)	March 31, 2005 (FY2004) (Reference)	March 31, 2006 (FY2005) (Projection)
Gross business profit *(gyomu soneki)* (1)	**70.4**	64.8	123.8	-
Net interest income	**28.7**	25.5	54.8	-
Net fees and comissions	**17.6**	19.6	41.0	-
Net trading income	**10.0**	14.4	22.1	-
Net other business income	**13.9**	5.1	5.7	-
General & administrative expenses	**36.1**	35.5	68.8	-
Net business profit *(jisshitsu gyomu jun-eki)* (1)	**34.2**	29.2	54.9	62.0
Net operating income *(keijou rieki)*	**32.8**	24.6	46.6	62.0
Net income	**39.1**	37.2	68.0	68.0
Net credit recoveries	**(2.3)**	(10.3)	(16.3)	
Reversal of reserve for credit losses	**(2.8)**	(11.5)	(17.8)	

(1) Includes income from monetary assets held in trust of 12.1 billion yen for the six months period ended September 30, 2005, 15.5 billion yen for the six months ended September 30, 2004 and 29.3 billion yen for the fiscal year ended March 31, 2005.

2. Non-performing Loans

Claims Classified Under the Financial Revitalization Law (Non-Consolidated)

(billions of yen, %)

	As of Sep. 30, 2005	As of March 31, 2005	Change	As of Sep. 30, 2004	Change
	a	b	a-b	c	a-c
Claims against bankrupt and quasi-bankrupt obligors	**2.4**	3.1	(0.8)	10.0	(7.6)
Doubtful claims	**28.3**	42.1	(13.9)	57.0	(28.8)
Substandard claims	**15.4**	6.5	8.9	6.7	8.7
Total non-performing loans (A)	**46.1**	51.8	(5.7)	73.7	(27.7)
Total claims (B)	**3,967.0**	3,621.1	345.9	3,672.3	294.7
% of total claims outstanding (A) / (B)	**1.16**	1.43	(0.27)	2.01	(0.85)
(ref.) Amount of partial write-off	**6.8**	6.0		9.4	

3. Securities

(Non-consolidated)

As of September 30, 2005 *(billions of yen)*

	Fair value	Net unrealized gain (loss)		
			Gross unrealized	Gross unrealized
Equity securities (domestic)	**4.8**	**1.0**	**1.0**	**0.0**
Bonds (domestic)	**999.6**	**(2.5)**	**0.0**	**2.6**
Other [1]	**134.6**	**3.3**	**4.1**	**0.7**
Total	**1,139.2**	**1.8**	**5.2**	**3.4**

As of March 31, 2005 [2] *(billions of yen)*

	Fair value	Net unrealized gain (loss)		
			Gross unrealized	Gross unrealized
Equity securities (domestic)	5.3	1.2	1.2	-
Bonds (domestic)	1,076.9	0.7	0.9	0.2
Other [1]	83.0	2.6	3.4	0.8
Total	1,165.3	4.6	5.6	1.0

As of September 30, 2004 *(billions of yen)*

	Fair value	Net unrealized gain (loss)		
			Gross unrealized	Gross unrealized
Equity securities (domestic)	2.6	1.1	1.1	0.0
Bonds (domestic)	1,036.7	(0.0)	0.7	0.7
Other [1]	117.7	4.6	5.5	0.8
Total	1,157.1	5.7	7.4	1.6

(1) "Other" mainly consists of foreign securities.

(2) SHINKI's securities (stocks and convertible bonds), 21.1 billion yen, category was changed from "Securities available-for-sale" to "Equity if unconsolidated subsidiaries, at cost and affiliates," according to the exercise of convertible right of the bond in the fiscal year ended March 31, 2005.

4. Balance of deposits (Non-consolidated)

(billions of yen)

	As of Sep. 30, 2005	As of March 31, 2005	Change	As of Sep. 30, 2004	Change
	a	b	a-b	c	a-c
Balance of deposits (including NCDs)	**4,046.9**	3,528.8	518.1	3,238.2	808.7
Balance of deposits from individuals	**2,813.9**	2,277.7	536.2	1,972.5	841.4

Non-Consolidated Interim Statements of Income

(billions of yen)

	(1H-FY2005) a	(1H-FY2004) b	Change a-b	Change %	FY2004 c
Interest on loans and bills	**28.8**	**28.7**	0.1	0.3%	**58.5**
Interest and dividends on securities	**11.8**	6.8	5.0	73.5%	15.5
Other interest income	**2.0**	4.4	(2.4)	(54.5)%	7.7
Interest income	**42.7**	40.0	2.7	6.8%	81.8
Fees and commissions income	**10.3**	8.7	1.6	18.4%	20.5
Trading profits	**10.2**	14.5	(4.3)	(29.7)%	22.3
Other business income	**16.3**	7.7	8.6	111.7%	10.7
Other operating income	**15.4**	19.8	(4.4)	(22.2)%	37.6
Operating income	**95.0**	90.9	4.1	4.5%	173.0
Interest on deposits,including negotiable certificates of deposit	**8.1**	7.3	0.8	11.0%	13.7
Interest and discounts on debentures	**2.6**	3.2	(0.6)	(18.8)%	6.2
Interest on other borrowings	**3.6**	4.9	(1.3)	(26.5)%	8.8
Other interest expenses	**0.8**	0.1	0.7	700.0%	0.3
Interest expenses	**15.2**	15.6	(0.4)	(2.6)%	29.1
Fees and commissions expenses	**4.7**	4.6	0.1	2.2%	8.8
Trading losses	**0.1**	0.0	0.1	0.0%	0.1
Other business expenses	**2.4**	2.5	(0.1)	(4.0)%	4.9
General and administrative expenses	**36.4**	36.3	0.1	0.3%	70.0
Other operating expenses	**3.0**	6.9	(3.9)	(56.5)%	13.2
Operating expenses	**62.1**	66.2	(4.1)	(6.2)%	126.3
Net operating income	**32.8**	24.6	8.2	33.3%	46.6
Extraordinary gains	**3.0**	11.5	(8.5)	(73.9)%	18.7
Extraordinary losses	**0.0**	0.5	(0.5)	(100.0)%	0.5
Income before income taxes	**35.9**	35.6	0.3	0.8%	64.8
Income tax (current)	**(2.9)**	(0.9)	(2.0)	222.2%	(2.3)
Income tax (deferred)	**(0.3)**	(0.6)	0.3	(50.0)%	(0.8)
Net income	**39.1**	37.2	1.9	5.1%	68.0
Unappropriated retained earnings brought forward	**302.5**	243.3	59.2	24.3%	243.3
Interim dividends paid	**–**	–	–	–	3.6
Transfer to legal reserve	**–**	–	–	–	0.7
Unappropriated retained earnings	**341.7**	280.6	61.1	21.8%	307.0
US$ / yen	@113.21	@111.03			@107.39

Non-Consolidated Interim Balance Sheets -- Assets

(billions of yen)

	Sep. 30, 2005	Sep. 30, 2004	Change	March 31, 2005	Change	
	a	b	a-b	c	a-c	%
<<Assets>>						
Cash and due from banks	**206.6**	288.7	(82.1)	162.2	44.4	27.4%
Call loans	**117.0**	50.8	66.2	70.0	47.0	67.1%
Collateral related to securities borrowing transactions	**5.2**	146.3	(141.1)	3.7	1.5	40.5%
Other monetary claims purchased	**40.3**	67.9	(27.6)	108.4	(68.1)	(62.8)%
Trading assets	**111.5**	436.8	(325.3)	166.8	(55.3)	(33.2)%
Monetary assets held in trust	**440.6**	464.3	(23.7)	415.3	25.3	6.1%
Securities	**2,016.4**	1,396.9	619.5	1,820.7	195.7	10.7%
Loans and bills discounted	**3,788.0**	3,372.5	415.5	3,443.7	344.3	10.0%
Foreign exchanges	**12.8**	12.3	0.5	8.5	4.3	50.6%
Other assets	**215.1**	342.7	(127.6)	220.9	(5.8)	(2.6)%
Premises and equipment	**27.2**	26.1	1.1	26.4	0.8	3.0%
Deferred discounts on and issuance expenses for debentures	**0.2**	0.2	(0.0)	0.2	(0.0)	(0.0)%
Deferred tax assets	**24.9**	24.9	0.0	23.5	1.4	6.0%
Customers' liabilities for acceptances and guarantees	**51.4**	61.7	(10.3)	49.8	1.6	3.2%
Reserve for credit losses	**(114.5)**	(158.6)	44.1	(124.4)	9.9	(8.0)%
Total assets	**6,943.1**	6,534.1	409.0	6,396.3	546.8	8.5%
US$ / yen	**@113.21**	@111.03		@107.39		

Non-Consolidated Interim Balance Sheets
-- Liabilities and shareholders' equity

(billions of yen)

	Sep. 30, 2005 a	Sep. 30, 2004 b	Change a-b	March 31, 2005 c	Change a-c	Change %
<<Liabilities>>						
Deposits, including negotiable certificates of deposit	**4,046.9**	3,238.2	808.7	3,528.8	518.1	14.7%
Debentures	**1,185.5**	1,337.4	(151.9)	1,246.8	(61.3)	(4.9)%
Call money	**170.6**	173.3	(2.7)	204.2	(33.6)	(16.5)%
Payables under repurchase agreements	–	44.9	(44.9)	–	–	–
Collateral related to securities lending transactions	**5.6**	–	5.6	–	5.6	–
Trading liabilities	**68.9**	71.4	(2.5)	64.2	4.7	7.3%
Borrowed money	**339.9**	338.0	1.9	325.3	14.6	4.5%
Foreign exchanges	**0.4**	0.2	0.2	0.2	0.2	100.0%
Corporate bonds	**50.0**	–	50.0	50.0	–	–
Other liabilities	**194.9**	502.2	(307.3)	128.6	66.3	51.6%
Accrued employees bonuses	**4.8**	3.7	1.1	7.6	(2.8)	(36.8)%
Reserve for retirement benefits	**0.8**	1.4	(0.6)	1.0	(0.2)	(20.0)%
Reserve for loss on disposition of premises and equipment	**0.1**	0.1	–	0.1	–	–
Reserve for loss on sale of bonds	–	1.5	(1.5)	–	–	–
Acceptances and guarantees	**51.4**	61.7	(10.3)	49.8	1.6	3.2%
Total liabilities	**6,120.3**	5,774.7	345.6	5,607.3	513.0	9.1%
<<Shareholders' equity>>						
Capital stock	**451.2**	451.2	–	451.2	–	–
Capital surplus	**18.5**	18.5	–	18.5	–	–
Additional paid-in capital	**18.5**	18.5	–	18.5	–	–
Retained earnings	**348.7**	286.1	62.6	313.2	35.5	11.3%
Legal reserve	**6.9**	5.5	1.4	6.2	0.7	11.3%
Unappropriated retained earnings	**341.7**	280.6	61.1	307.0	34.7	11.3%
Net income	**39.1**	37.2	1.9	68.0	(28.9)	(42.5)%
Net unrealized gain on securities available-for-sale, net of taxes	**4.1**	3.4	0.7	5.8	(1.7)	(29.3)%
Treasury stock, at cost	**(0.0)**	(0.0)	(0.0)	(0.0)	(0.0)	0.0%
Total shareholders' equity	**822.7**	759.4	63.3	788.9	33.8	4.3%
Total liabilities and shareholders' equity	**6,943.1**	6,534.1	409.0	6,396.3	546.8	8.5%
US$ / yen	@113.21	@111.03		@107.39		

[Annex A]

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS

Report on Purchase of Common Shares dated October 1, 2005
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in September 2005.

Report on Purchase of Common Shares dated November 1, 2005
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in October 2005.

Status Exchange Report dated November 14, 2004
A status change report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with Shinsei's holdings of interest of Towa Meccs Corporation and APLUS Co., Ltd.